Exhibit 99.1

Management Proxy Circular

and

Notice of Annual and Special Meeting of Shareholders

To be held on May 11, 2018

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (such meeting and any adjournments and postponements thereof referred to as the “Meeting”) of shareholders of Maxar Technologies Ltd. (the “Company” or “Maxar”) will be held on:

May 11, 2018

Maxar Technologies’ Corporate Headquarters

1300 W. 120th Avenue, Westminster, Colorado 80234

1:00 p.m. (Mountain Time)

for the following purposes:

1.	to place before the Meeting the consolidated financial statements of the Company for the fiscal year ended December 31, 2017, together with the auditors’ report thereon;
2.	to elect directors;
3.	to appoint the auditors for the ensuing year;
4.	to consider, and if deemed appropriate, approve the non‑binding advisory resolution to accept the Company’s approach to executive compensation;
5.

to consider, and if deemed appropriate, approve an amendment to the Company’s Omnibus Equity Incentive Plan to increase the number of Maxar common shares reserved for issuance thereunder by 775,000; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice of annual and special meeting of shareholders and the accompanying management proxy circular are available on the Company’s website (www.maxar.com) and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The directors have fixed the close of business on March 20, 2018 as the record date for determining shareholders who are entitled to attend and vote at the Meeting. Shareholders who are unable to attend the Meeting are encouraged to complete, sign and return the enclosed form of proxy. To be valid, proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc., at its Toronto office (100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1) no later than 1:00 p.m. (Mountain Time) on May 9, 2018 or, if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturday, Sunday and statutory holidays in British Columbia) before the Meeting resumes. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline and the time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.

DATED at Westminster, Colorado this 23rd of March, 2018.

BY ORDER OF THE BOARD OF DIRECTORS (Signed) Michelle Kley Michelle Kley Senior Vice President, General Counsel and Corporate Secretary

March 23, 2018

Dear Shareholders,

On behalf of the board of directors and management of Maxar Technologies Ltd. (the “Company” or “Maxar”), we cordially invite you to attend the annual and special meeting of shareholders that will be held this year at Maxar Technologies’ corporate headquarters located at 1300 W. 120th Avenue, Westminster, Colorado 80234 on May 11, 2018 at 1:00 p.m. (Mountain Time).

This management proxy circular describes the business to be conducted at the meeting and provides information on Maxar’s governance practices and executive compensation. In addition to these items, we will discuss highlights of our 2017 performance and our plans for the future. You will have the opportunity to meet and interact with your directors and the senior officers of the business.

Your participation in the affairs of the Company is important to us. If you are unable to attend the meeting in person, we encourage you to complete and return the enclosed form of proxy or voting instruction form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the internet by following the instructions on the enclosed forms. Even if you plan to attend the meeting, we would encourage you to express your views in advance by completing and returning the form of proxy or voting instruction form or by voting over the internet.

Please consult the information on page 3 of the management proxy circular to learn more about how to vote your shares.

We look forward to seeing you at the meeting and thank you for your continued support.

Sincerely,

(Signed) Robert L. Phillips	(Signed) Howard L. Lance
Robert L. Phillips Chairman of the Board	Howard L. Lance President and Chief Executive Officer

What’s Inside

2018 Management Proxy Circular

Voting Matters and Board Recommendations
VOTING MATTERS	BOARD RECOMMENDATION	FOR MORE INFORMATION
Election of Directors	FOR each nominee listed herein	Page 7
Appointment of KPMG LLP as Auditors	FOR	Page 8
Advisory Resolution on Executive Compensation	FOR	Page 9
Approval of an amendment to the Company’s Omnibus Equity Incentive Plan to increase the number of common shares reserved for issuance thereunder by 775,000.	FOR	Page 9

Management of Maxar Technologies Ltd.  (“Maxar”, the “Company”,  “we”,  “us” or “our”) is providing this management proxy circular (“Circular”) to solicit proxies for the annual and special meeting of shareholders of the Company to be held on May 11, 2018 (such meeting and any adjournments or postponements thereof, the “Meeting”).

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Introduction

Management is soliciting proxies of all registered shareholders (“Registered Shareholders”) and beneficial (non‑registered) shareholders (“Beneficial Shareholders”) primarily by mail and electronic means, supplemented by telephone or other contact by employees of the Company (who will receive no additional compensation) and all such costs will be borne by the Company. We have retained the services of Laurel Hill Advisory Group (the “Proxy Solicitation Agent”) to solicit proxies in Canada and the United States at an estimated cost of C$35,000.

This Circular and related proxy materials are being sent to both Registered and Beneficial Shareholders. The Company does not send proxy‑related materials directly to Beneficial Shareholders and is not relying on the notice‑and‑access provisions of applicable securities laws for delivery of proxy‑related materials to either Registered or Beneficial Shareholders. The Company will deliver proxy‑related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to Beneficial Shareholders. If you are a Beneficial Shareholder, your nominee should send you a voting instruction form or form of proxy with this Circular. The Company has elected to pay for the delivery of our proxy‑related materials to objecting Beneficial Shareholders.

If you have any questions about the information contained in this Circular or require assistance in voting your common shares (the “Shares”) of the Company, please contact the Proxy Solicitation Agent, by: (i) telephone, toll‑free in North America at 1‑877‑452‑7184 or at 416‑304‑0211 outside of North America; or (ii) email at assistance@laurelhill.com.

OUTSTANDING SHARES

As at March 20, 2018, 56,368,516 Shares were outstanding. The Shares trade under the symbol “MAXR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

10%+ SHAREHOLDERS

To the knowledge of the directors and executive officers of the Company as at March 20, 2018, no person beneficially owns or exercises control or direction over Shares carrying more than 10% of the votes attached to all of the outstanding Shares of the Company.

ADDITIONAL INFORMATION

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov or may be obtained on request from the Corporate Secretary of the Company by calling 303‑684‑4000 or Investor Relations at 1‑650‑852‑5278.

DATE OF INFORMATION AND CURRENCY

Except as otherwise stated, the information contained in this Circular is given as of March 20, 2018. Except as otherwise stated, all dollar amounts are expressed in United States dollars.

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Voting Information

RECORD DATE AND ENTITLEMENT TO VOTE

Each shareholder of record at the close of business on March 20, 2018 (the “Record Date”) will be entitled to vote at the Meeting the Shares registered in his or her name on that date. Each Share carries the right to one vote for each director nominee and one vote on each other matter to be voted on at the Meeting.

QUORUM

A quorum for the Meeting shall be two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 25% of the issued Shares entitled to be voted at the Meeting.

PROXY VOTING

The persons named in the form of proxy must vote or withhold from voting your Shares in accordance with your instructions on the form of proxy. Signing the form of proxy gives authority to Robert L. Phillips, Howard L. Lance or Michelle Kley, each of whom is either a director or officer of the Company, to vote your Shares at the Meeting in accordance with your voting instructions.

In the absence of such instructions, however, your Shares will be voted as follows:

(1)	FOR the election to the board of directors of the Company (the “Maxar Board of Directors”) of each of the nominees listed on the Company’s form of proxy;
(2)	FOR the appointment of KPMG LLP as auditors of the Company until the close of the next annual meeting;
(3)	FOR the advisory resolution accepting the Company’s approach to executive compensation;
(4)	FOR the resolution to approve an amendment to the Company’s Omnibus Equity Incentive Plan (the “Omnibus Plan”) to increase the number of Shares reserved for issuance thereunder by 775,000; and
(5)	FOR management proposals generally.

A proxy must be in writing and must be executed by you or by an attorney duly authorized in writing or, if the shareholder is a corporation or other legal entity, by a duly authorized officer or attorney. A proxy may also be completed over the telephone or over the Internet. To be valid your proxy must be received by our transfer agent, Computershare Investors Services Inc.  (“Computershare”), at its Toronto office no later than 1:00 p.m. (Mountain Time) on May 9, 2018 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) before the Meeting resumes.

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly come before the Meeting. As of the date of this Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

TRANSFER AGENT

You can contact Computershare, the Company’s transfer agent as follows: (i) by telephone at 1‑800‑564‑6253 (toll‑free in North America) or 1‑514‑092‑7555 (collect outside of North America); (ii) by fax at 1‑866‑249‑7775 (toll‑free in North America) or 416‑263‑9524 (collect outside of North America); (iii) by mail at 100 University Ave, 8th Floor, Toronto, Ontario M5J 2Y2; or (iv) by email at www.computershare.com.

REGISTERED SHAREHOLDER VOTING

You are a Registered Shareholder if your name appears on your share certificate or your Direct Registration (DRS) confirmation.

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How to Vote

If you are eligible to vote and you are a Registered Shareholder, you can vote your Shares in person at the Meeting or by proxy, as explained below. Voting by proxy is the easiest way to vote your Shares.

Voting by Proxy

Below are the different ways in which you can give your instructions, details of which are found in the proxy form accompanying this Circular.

At any time, Computershare may cease to provide telephone and Internet voting, in which case Registered Shareholders can elect to vote by mail or by fax, as described above.

The persons named in the enclosed form of proxy are either directors or officers of the Company. Please see “Voting Information — Proxy Voting” above. You have the right to appoint some other person of your choice, who need not be a shareholder, director or officer, to attend and act on your behalf at the Meeting. If you wish to do so, please strike out the three printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided on the form of proxy. If you decide to vote by telephone or by the Internet, you cannot appoint a person to vote your Shares other than our directors or officers whose printed names appear on the form of proxy. It is important to ensure that any other person you appoint as proxy is attending the Meeting and is aware that his or her appointment has been made to vote your Shares.

Voting in Person

If you wish to vote in person, you do not need to complete or return your form of proxy. On the day of the Meeting you will have to present yourself to a representative of Computershare at the registration table. Your vote will be taken and counted at the Meeting.

All attendees will be asked to present a valid government‑issued photo identification, such as a driver’s license or passport. The name on your photo identification will be verified against the list of shareholders of record as of the Record Date prior to your being admitted to the Meeting. If you do not have valid photo identification and we are unable to verify your ownership of Shares as of the Record Date, you will not be admitted into the Meeting. In order to expedite admission to the Meeting, you are encouraged to register in advance, by contacting our Corporate Secretary at 1300 W. 120th Avenue, Westminster, Colorado 80234. Please include the following in your request: your name and complete mailing address; the name(s) of any immediate family member(s) who will accompany you; and proof that you own Shares.

Deadline for Voting

Your duly completed form of proxy must be received by our transfer agent, Computershare, or you must vote by Internet or by phone or by fax no later than 1:00 p.m. (Mountain Time) on May 9, 2018 or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) before the Meeting resumes.

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Revoking your Proxy

As a Registered Shareholder, if you vote by proxy, you may revoke it by timely voting again in any manner (telephone, fax, mail or Internet), or by depositing an instrument in writing (which includes another form of proxy with a later date) executed by you or by your attorney authorized in writing with our Corporate Secretary at 1300 W. 10th Avenue, Westminster, Colorado 80234, at any time up to and including the last business day preceding the date of the Meeting (or any adjournment or postponement, if the Meeting is adjourned or postponed), or by depositing it with the Chairman of the Meeting before the Meeting starts or, following any adjournment or postponement, before the Meeting continues. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. In addition, participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you in respect of business covered by that vote.

BENEFICIAL SHAREHOLDER VOTING

You are a Beneficial Shareholder if your Shares are held in a nominee’s name such as a bank, trust company, securities broker or other nominee. Typically, the form of proxy or voting instruction form sent or to be sent by your nominee indicates whether you are a Beneficial Shareholder. Generally, without specific instructions, brokers and their agents or nominees are prohibited from voting shares for their client.

How to Vote

If you are eligible to vote and you are a Beneficial Shareholder, you can vote your Shares in person at the Meeting or by voting instructions, as explained below. Voting by providing voting instructions is the easiest way to vote your Shares.

Voting Instructions

Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received, a request for voting instructions or a form of proxy for the number of Shares held by you.

Each nominee has its own procedures, which you should carefully follow to ensure that your Shares are voted at the Meeting. These procedures generally allow voting in person or by proxy (telephone, fax, mail or Internet). Beneficial Shareholders should contact their nominee for instructions in this regard.

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxyholder. To do this, please follow the procedures of your nominee carefully. The persons already named in the form of proxy are either directors or officers of the Company. Please see “Voting Information — Proxy Voting” above. It is important to ensure that any other person you appoint as proxy is either attending the Meeting in person or returning a proxy reflecting your instructions and is aware that his or her appointment has been made to vote your Shares.

Voting in Person

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as proxyholder and follow the instructions of your nominee.

Beneficial Shareholders who instruct their nominee to appoint themselves as proxyholders must, at the Meeting, present themselves as such to a representative of Computershare. Do not otherwise complete the form of proxy sent to you as your vote will be taken and counted at the Meeting.

All attendees will be asked to present a valid government‑issued photo identification, such as a driver’s license or passport, together with proof of ownership. Please follow the instructions of your nominee to obtain proof of ownership as of the Record Date. If you do not have valid photo identification and we are unable to verify your ownership of Shares as of the Record Date, you will not be admitted into the Meeting. In order to expedite admission to the Meeting, you are encouraged to register in advance, by contacting our Corporate Secretary at 1300 W. 120th Avenue, Westminster, Colorado 80234. Please include the following in your request: your name and complete mailing address; the name(s) of any immediate family member(s) who will accompany you; and proof that you own Shares.

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Deadline for Voting

If voting by voting instructions, your nominee must receive your voting instructions in sufficient time for your nominee to act on them. Every nominee has its own procedures which you should carefully follow to ensure that your Shares are voted at the Meeting. For your vote to count it must be received by our transfer agent, Computershare, no later than 1:00 p.m. (Mountain Time) on May 9, 2018 or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) before the Meeting resumes.

Revoking Voting Instructions

To revoke your voting instructions, follow the procedures provided by your nominee.

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Business of the Meeting

FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the fiscal year ended December 31, 2017, together with the auditors’ report thereon, are included in the 2017 Annual Report of the Company available on our website at www.maxar.com, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40‑F available on EDGAR at www.sec.gov and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at 1300 W. 10th Avenue, Westminster, Colorado 80234.

ELECTION OF DIRECTORS

The Articles of the Company provide that the Maxar Board of Directors shall consist of a minimum of three and a maximum of 20 directors, with the actual number to be determined from time to time by the Maxar Board of Directors. The Maxar Board of Directors has currently determined that the appropriate number of directors to be elected is 11, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. The term of office of each of the present directors of the Company expires at the Meeting.

The persons named in the section entitled “Nominees for Election to the Maxar Board of Directors” will be presented for election at the Meeting as management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company. All persons nominated were recommended to the Maxar Board of Directors by the Governance and Nominating Committee. The Governance and Nominating Committee is of the view that the director nominees represent an appropriate mix of expertise and qualities to effectively carry out the duties of the Maxar Board of Directors. See the biographies on the following pages for information on each director nominee’s professional experience, background and qualifications and refer to page 26 for information regarding the diverse skill set of the director nominees.

The Maxar Board of Directors unanimously recommends that shareholders vote FOR the election of each of the nominees listed in the accompanying form of proxy or voting instruction form. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of the persons named in the section entitled “Nominees for Election to the Maxar Board of Directors”. The Maxar Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the Shares be withheld from voting on the election of any of the directors.

Majority Voting Policy

The Maxar Board of Directors believes that each of its members should carry the confidence and support of the Company’s shareholders. Accordingly, the Maxar Board of Directors has adopted a majority voting policy for uncontested director elections. To this end, the form of proxy for the vote at the Meeting to elect directors enables shareholders to vote in favour of, or to withhold from voting, separately for each nominee. If, with respect to any particular nominee, the number of Shares withheld exceeds the number of Shares voted in favour of the nominee, then for purposes of the Company’s policy, the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law.

A person elected as a director in an uncontested director election who is considered under this test not to have the confidence of shareholders is expected to immediately submit to the Maxar Board of Directors his or her resignation. The Governance and Nominating Committee will promptly consider the director’s offer to resign and make a recommendation to the Maxar Board of Directors whether to accept it. In making its recommendation, the Governance and Nominating Committee will consider the reason why the votes were withheld, the skills and expertise of that director, the overall composition of the Maxar Board of Directors and the skills and the expertise of the other directors. With the exception of special circumstances that would warrant the continued service of the

MAXAR | 2018 | Management Proxy Circular | Page 7

applicable director on the Maxar Board of Directors, the Governance and Nominating Committee will accept and recommend acceptance of the resignation of that director, by the Maxar Board of Directors. Any director who tenders his or her resignation will not participate in the deliberations unless the remaining directors do not constitute a quorum, in which case all directors may participate in the deliberations. Within 90 days of receiving the final voting results, the Maxar Board of Directors will decide whether to accept or not accept the resignation of that director. If the resignation is accepted, subject to any applicable law, the Maxar Board of Directors may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies. Following the Maxar Board of Directors’ decision on the resignation, the Maxar Board of Directors will disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable.

APPOINTMENT OF AUDITORS

Based upon the recommendation of the Audit Committee, the Maxar Board of Directors proposes that KPMG LLP be reappointed as auditors of the Company for the ensuing year. KPMG LLP has been the auditor of the Company since 2001.

For the years ended December 31, 2017 and 2016, the fees for audit, audit‑related, tax and all other services provided to the Company by KPMG LLP were the following:

Year Ended December 31,
	2017	2016
Audit Fees	C$ 3,944,300	C$ 2,440,000
Audit‑Related Fees	—	C$ 18,500
Tax Fees	C$ 1,737,200	C$ 1,081,900
All Other Fees	—	—
Total	C$ 5,681,500	C$ 3,540,400

In accordance with the Audit Committee’s charter, all fees paid to the independent auditors for 2017 and 2016 were approved in accordance with the Audit Committee’s pre‑approval policies. The nature of the services under each category is described below:

Audit Fees

Consists of fees for the audit of our annual consolidated financial statements included in our 2017 Annual Report, the review of the financial statements included in our interim consolidated financial statements, and audit services provided in connection with other regulatory filings.

Audit‑Related Fees

There were no audit‑related services provided in 2017.

Tax Fees

Tax fees are related to work performed in connection with proposed transactions, compliance services and tax structuring advice.

All Other Fees

There were no other fees related to the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items.

The Maxar Board of Directors unanimously recommends that shareholders vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders of the Company. Unless otherwise instructed, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

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A representative of KPMG LLP is expected to attend the Meeting. At that time, the representative will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Maxar Board of Directors and its Human Resources and Management Compensation Committee (the “Compensation Committee”) has spent considerable time and effort in defining and implementing an executive compensation program and believes that it achieves the goal of enhancing the growth and sustainment of long‑term shareholder value while attracting, motivating and retaining executive talent. The Maxar Board of Directors believes that shareholders should be well informed as to, and fully understand, the objectives, philosophy and principles that it has used to make executive compensation decisions and the oversight of any risks inherent in the Company’s compensation program. For information regarding the Company’s approach to executive compensation, shareholders should review the section “Compensation Discussion & Analysis”.

The Maxar Board of Directors proposes that you indicate your support for the Company’s approach to executive compensation disclosed in this Circular by voting in favour of the following advisory resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Maxar Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s management proxy circular delivered in advance of the Annual and Special Meeting of shareholders.”

The Maxar Board of Directors unanimously recommends that shareholders vote FOR the approach to executive compensation disclosed in this Circular. Unless otherwise instructed, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the advisory resolution.

As this is an advisory resolution, the results will not be binding upon the Maxar Board of Directors or the Company. However, the Maxar Board of Directors and the Compensation Committee will take the results into account, as appropriate, when considering future executive compensation policies, procedures and decisions and in determining whether there is a need to significantly increase the Company’s engagement with shareholders on executive compensation related matters.

AMENDMENT TO THE OMNIBUS PLAN

The Maxar Board of Directors has approved, subject to shareholder approval, an amendment to increase the total number of Shares reserved for issuance under the Omnibus Plan by 775,000.

The purpose of the additional reservation is to ensure that a sufficient number of Shares remain reserved for issuance under the Omnibus Plan to enable the Company to continue its current practice of granting equity awards to eligible plan participants as a component of the Company’s long‑term incentive program.

Shareholders are being requested to approve an increase in the number of Shares reserved for issuance under the Omnibus Plan by 775,000 (to a total of 1,875,000 Shares, which represents approximately 3.33% of the outstanding Shares as of March 20, 2018). If the proposed increase is not approved, the Omnibus Plan would have only 266,052 Shares reserved for future award grants and, once this remaining reserve is used, the Company would no longer be permitted to grant equity awards under the Omnibus Plan. This would limit the Company’s ability to continue its current long‑term incentive program and would require the Company to provide an alternate form of long‑term incentive compensation. The Company will not be granting any future awards under the Pre‑2017 Plans or the 2017 Plans (as such terms are defined below). Any remaining shares available for issuance under those plans will be used only to satisfy unexercised awards currently outstanding under those plans. For further detail regarding the number of Shares reserved for issuance under the Omnibus Plan and the Company’s other equity compensation plans and the number of Shares subject to outstanding awards and available for future awards under the Omnibus Plan and the Company’s other equity compensation plans, see the section entitled “Other Information — Securities Authorized for Issuance Under Equity Compensation Plans.”

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The additional reservation has been conditionally approved by the TSX and must be approved by a majority of votes cast by shareholders at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, to approve, by a simple majority of votes cast at the Meeting, the following resolution:

“BE IT RESOLVED THAT:

1.	The number of Shares reserved for issuance pursuant to the Omnibus Plan be and is hereby increased by an additional 775,000 Shares (to a total of 1,875,000 Shares); and
2.

Any one or more directors or officers of the Company, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, an amendment to the Omnibus Plan to reflect this resolution and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as may such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

The Maxar Board of Directors unanimously recommends that shareholders vote FOR the foregoing resolution. Unless otherwise instructed, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the foregoing resolution.

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Nominees for Election to the Maxar Board of Directors

The following tables set out information as of March 20, 2018, unless otherwise indicated, and include a profile of each nominated director with an explanation of his or her experience, qualifications, top three competencies, participation on the Maxar Board of Directors and its committees, ownership of securities of the Company, as well as participation on the boards of other public companies during the past five years. A more detailed description of our directors’ competencies can be found under the heading “Nomination Processes, Succession Planning and Board Renewal” in the section entitled “Corporate Governance Disclosure”. Each nominee is a current director of the Company.

Dennis H. Chookaszian Age: 74 Illinois, U.S.A. Director since 2005 Independent

Mr. Chookaszian is a corporate director. From November 1999 until February 2001, he served as Chairman and CEO of mPower, Inc., a financial advice provider focused on the online management of 401(k) plans. He served as Chairman and CEO of CAN Insurance Companies (“CAN”) from September 1992 to February 1999. During his 27‑year career with CAN, Mr. Chookaszian held several management positions at the business unit and corporate levels, including President and Chief Operating Officer and Chief Financial Officer. He served as Chairman of the executive committee of CAN from 1999 to 2001. He served as Chairman of the Financial Accounting Standards Advisory Council (FASAC) from 2007 to 2011. Mr. Chookaszian is a Certified Public Accountant.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Accounting/Finance Governance Strategic Planning	Audit (Chair) Governance and Nominating Committee
2017 Board & Committee Meeting Attendance:
	Board: 12/12 Audit: 5/5 G&N: 4/4	Total Board & Committee Attendance: 100%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: Career Education Corporation CME Holdings	Past Boards: Prism Technologies Group, Inc. Allscripts Healthcare Solutions, Inc. LoopNet, Inc.
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 14,071 DSU Ownership: 17,985	Value of At‑Risk Holdings: $1,430,347
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 99.41%

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Nick S. Cyprus Age: 64 New Jersey, U.S.A. Director since 2017 Independent

Mr. Cyprus was Vice President, Controller and Chief Accounting Officer of General Motors Company, an automotive manufacturer, from December 2006 to July 2013. Prior to joining General Motors Company, from May 2004 to March 2006, Mr. Cyprus served as Senior Vice President, Controller, and Chief Accounting Officer of Interpublic Group of Companies. From 1999 to 2004, Mr. Cyprus was Vice President, Controller, and Chief Accounting Officer at AT&T Corporation. Mr. Cyprus currently sits on the Board of Directors of Trusted Media Brands, Inc. (f/k/a Reader’s Digest Association, Inc.) and is the Chairman of its Audit Committee. Mr. Cyprus also sits on the Board of Directors of Volt Information Sciences, Inc., and is the Chairman of its Audit Committee as well as a member of its Governance and Nominating Committee and Compensation Committee. Mr. Cyprus holds a Master of Business Administration from New York University’s Stern School of Business and a Bachelor of Science Degree in Accounting from Fairleigh Dickinson University in New Jersey. Mr. Cyprus is a certified public accountant.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Accounting/Finance Operations Governance	Audit
2017 Board & Committee Meeting Attendance(3):
	Board: 1/1 Audit: 1/2	Total Board & Committee Attendance: 67%
Other Public Board Memberships — Present & Past Five Years(4):
	Present Boards: Volt Information Sciences, Inc.	Past Boards: DigitalGlobe, Inc.
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 13,385 DSU Ownership: 417	Value of At‑Risk Holdings: $615,849
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 99.73%

Howell M. Estes, III Age: 76 Colorado, U.S.A. Director since 2017 Independent

General Estes has been the President of Howell Estes & Associates, Inc., a consulting firm, since 1998. General Estes serves on the Boards of Directors of Analytical Graphics, Inc., a software development company focused on spaceflight and national security, and the Air Force Academy Foundation. From 1965 to 1998, he served in the U.S. Air Force. At the time of his retirement from the Air Force, he was Commander‑in‑Chief of the North American Aerospace Defense Command and the United States Space Command and also Commander of the Air Force Space Command. In addition to a Bachelor of Science Degree from the Air Force Academy, he holds a Master of Arts Degree in Public Administration from Auburn University and is a graduate of the Program for Senior Managers in Government at Harvard’s JFK School of Government.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Industry Experience Government Executive Compensation	Compensation Committee
2017 Board & Committee Meeting Attendance(3):
	Board: 1/1 Comp: 1/1	Total Board & Committee Attendance: 100%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: N/A	Past Boards: DigitalGlobe, Inc.
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 23,908 DSU Ownership: 417	Value of At‑Risk Holdings: $1,085,387
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 99.74%

Page 12 MAXAR | 2018 | Management Proxy Circular

Lori B. Garver Age: 56 Virginia, U.S.A. Director since 2015 Independent

Ms. Garver is General Manager of the Air Line Pilots Association. Ms. Garver served as Deputy Administrator of the National Aeronautics and Space Administration (NASA) from 2009 to 2013. She previously worked at NASA from 1996 to 2001 within the Office of Policy and Plans, culminating in reporting directly to the NASA Administrator on NASA’s policies and long range plans. Outside of NASA, Ms. Garver was Executive Director of the National Space Society for nine years and worked for Capital Space, LLC and DFI International as a Vice President.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Governance Executive Compensation Industry Experience	Governance and Nominating Committee (Chair) Compensation Committee
2017 Board & Committee Meeting Attendance:
	Board: 12/12 G&N: 3/4 Comp: 5/7	Total Board & Committee Attendance: 87%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: N/A	Past Boards: N/A
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 0 DSU Ownership: 3,500	Value of At‑Risk Holdings: $156,171
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 97.02%

Joanne O. Isham Age: 62 Virginia, U.S.A. Director since 2016 Independent

Ms. Isham is a corporate director. She had a distinguished career as a Senior Executive in the U.S. Intelligence Community until her retirement in 2006. She held senior policy and national security space positions, serving as Deputy Director, National Geospatial Intelligence Agency (NGA); Deputy Director, Science and Technology, Central Intelligence Agency (CIA); Director, Congressional Affairs, CIA; and Director, Legislative Affairs, National Reconnaissance Office (NRO). Subsequently, Ms. Isham held executive positions with BAE Systems, Inc., High Performance Technologies, Inc. and L‑1 Identity Solutions, Inc. Ms. Isham holds a Bachelor of Arts degree in Government and International Studies from the University of Notre Dame.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Government Industry Experience Executive Compensation	Compensation Committee
2017 Board & Committee Meeting Attendance:
	Board: 11/12 Comp: 7/7	Total Board & Committee Attendance: 95%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: N/A	Past Boards: N/A
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 0 DSU Ownership: 2,372	Value of At‑Risk Holdings: $105,839
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 99.83%

MAXAR | 2018 | Management Proxy Circular | Page 13

C. Robert Kehler Age: 65 Virginia, U.S.A. Director since 2016 Independent

Mr. Kehler (USAF ret.) is a corporate director. Mr. Kehler had a distinguished military career with deep focus on U.S. military space strategy and policy. He served as Commander, U.S. Strategic Command; Commander, Air Force Space Command; Deputy Commander, U.S. Strategic Command; Director, National Security Space Integration; and Commander, 21st Space Wing. He joined the U.S. Air Force in 1975 as a Distinguished Graduate of the Pennsylvania State University R.O.T.C. program, has masters degrees from the University of Oklahoma in Public Administration and the Naval War College in National Security and Strategic Studies and has completed executive development programs at Carnegie‑Mellon University, Syracuse University and Harvard University.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Government Industry Experience Executive Compensation	Compensation Committee
2017 Board & Committee Meeting Attendance:
	Board: 12/12 Comp: 7/7	Total Board & Committee Attendance: 100%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: Inmarsat plc	Past Boards: N/A
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 0 DSU Ownership: 2,372	Value of At‑Risk Holdings: $105,839
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 99.82%

Brian G. Kenning Age: 68 British Columbia, Canada Director since 2003 Independent

Mr. Kenning is a corporate director. He was a Managing Partner of Brookfield Asset Management, a company involved in the real estate, asset management and power generation sectors, from 1995 to 2005. From 1988 to 2005, Mr. Kenning was also Chairman and Managing Partner of B.C. Pacific Capital Corporation, a Brookfield affiliate active in merchant banking and investing. Mr. Kenning currently serves as a director of the British Columbia Ferry Services Inc., West Fraser Timber Co. Ltd. and the Fraser Institute. Over the past ten years,  Mr. Kenning has served as director of a number of public and private corporations. In addition, Mr. Kenning is a past Governor of the B.C. Business Council and a past director of the B.C. chapter of the Institute of Corporate Directors. Mr. Kenning graduated from Queen’s University with an MBA in 1973.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Accounting/Finance Project Management Governance	Governance and Nominating Committee Audit
2017 Board & Committee Meeting Attendance:
	Board: 12/12 G&N: 4/4 Audit: 5/5	Total Board & Committee Attendance: 100%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: British Columbia Ferry Services Inc. West Fraser Timber Co. Ltd.	Past Boards: Royal Oak Ventures Inc.
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 0 DSU Ownership: 12,349	Value of At‑Risk Holdings: $551,015
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 99.53%

Page 14 MAXAR | 2018 | Management Proxy Circular

Howard L. Lance Age: 62 California, U.S.A. Director since 2016 Non-Independent

Mr. Lance is President and CEO of the Company. He joined the Company in May 2016. Mr. Lance was Executive Advisor at Blackstone Group’s private equity business from 2012 to 2016. From 2003 to 2011, he was Chairman and CEO of Harris Corporation, an international communications and information company serving government and commercial customers. Prior to Harris Corporation, Mr. Lance served as President and Chief Operating Officer of NCR Corporation from 2001 to 2003. From 1984 to 2001, Mr. Lance served in a variety of progressively more senior roles at Emerson Electric Company, lastly as Executive Vice President of the Electronics and Telecom segment. He earned a Bachelor of Science degree in industrial engineering (with honors) from Bradley University, and a Master of Science degree in management from the Krannert School of Management at Purdue University.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership:
	Industry Experience Strategic Planning Operations	N/A
2017 Board & Committee Meeting Attendance:
	Board: 12/12	Total Board & Committee Attendance: 100%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: Summit Materials, Inc.	Past Boards: Ferrovial S.A. Eastman Chemical Inc. Stryker Inc.
Ownership and Value of At‑Risk Holdings(2)(5):
	As at March 20, 2018 Share Ownership: 603,144 DSU Ownership: N/A	Value of At‑Risk Holdings: $26,912,285
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 99.73%

L. Roger Mason, Jr. Age: 52 Virginia, U.S.A. Director since 2017 Independent

Dr. Mason was recently appointed President of Peraton’s Space, Intelligence & Cyber sector. Prior to joining Peraton, Dr. Mason was the Senior Vice President, Chief Security Officer of Noblis, a nonprofit science, technology, and strategy organization since January 2014. From May 2009 to January 2014, Dr. Mason was the Assistant Director of National Intelligence for Systems and Resource Analyses (ADNI/SRA). Dr. Mason also serves as a director of the Intelligence and National Security Alliance, a 501(c)(6) organization, and also serves on its Audit and Compensation Committees. Dr. Mason earned his doctorate and master’s degrees in engineering physics (nuclear) from the University of Virginia, a master’s degree in business administration from Northwestern University (Kellogg School), and a bachelor’s degree in physics from The George Washington University.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Industry Experience Governance Government	Governance and Nominating Committee
2017 Board & Committee Meeting Attendance(3):
	Board: 1/1 G&N: 1/1	Total Board & Committee Attendance: 100%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: N/A	Past Boards: DigitalGlobe, Inc.
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 6,835 DSU Ownership: 417	Value of At‑Risk Holdings: $323,586
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 99.73%

MAXAR | 2018 | Management Proxy Circular | Page 15

Robert L. Phillips Age: 67 British Columbia, Canada Director since 2003 Independent

Mr. Phillips is a corporate director. He retired as President and CEO of the BCR Group of Companies in 2004. Prior to joining BCR, Mr. Phillips was Executive Vice President, Business Development and Strategy for MacMillan Bloedel Ltd. and previously held the positions of President and CEO at the PTI Group and Dreco Energy Services Ltd. Mr. Phillips has also enjoyed a prestigious law career and was appointed Queen’s Counsel in Alberta in 1991. Mr. Phillips has attained degrees in chemical engineering and law from the University of Alberta.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Governance Accounting/Finance Legal	Governance and Nominating Committee Audit
2017 Board & Committee Meeting Attendance:
	Board: 12/12 G&N: 4/4 Audit: 5/5	Total Board & Committee Attendance: 100%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: Canadian National Railway Company Canadian Western Bank West Fraser Timber Co. Ltd.	Past Boards: Axia NetMedia Corporation TerraVest Income Fund Capital Power Corporation Precision Drilling Corporation Epcor Utilities
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 8,000 DSU Ownership: 28,464	Value of At‑Risk Holdings: $1,627,033
	Ownership Requirement Compliance: Yes	2017 Annual Meeting Votes in Favour: 98.61%

Eric J. Zahler Age: 67 New York, U.S.A. Director since 2014 Independent

Mr. Zahler is Managing Director of Sagamore Capital Group LLC, a private equity firm pursuing investments in the aerospace/defense, industrial electronics and selected business service markets. From February 2000 to November 2007, Mr. Zahler was President and Chief Operating Officer of Loral Space & Communications Inc., a global satellite communications services provider and a manufacturer of commercial satellites. From 1992 to 2000, Mr. Zahler held varying senior level management positions at Loral and its predecessor companies. From 1975 to 1992, Mr. Zahler was an attorney at Fried, Frank, Harris, Shriver & Jacobson LLP, where he was elected Partner in 1983. Mr. Zahler holds a Bachelor of Science degree in mathematics from Yale University and a law degree from Harvard Law School.

	Principal Areas of Expertise/Experience:	2017 Board Committee Membership(1):
	Industry Experience Executive Compensation Legal	Compensation Committee (Chair) Audit
2017 Board & Committee Meeting Attendance:
	Board: 12/12 Comp: 7/7 Audit: 5/5	Total Board & Committee Attendance: 100%
Other Public Board Memberships — Present & Past Five Years:
	Present Boards: exactEarth Ltd.	Past Boards: N/A
Ownership and Value of At‑Risk Holdings(2):
	As at March 20, 2018 Share Ownership: 3,000 DSU Ownership: 7,836	Value of At‑Risk Holdings: $483,505
	Ownership Requirement Compliance: Yes	Annual Meeting Votes in Favour: 99.82%

Page 16 MAXAR | 2018 | Management Proxy Circular

(1)

Committee membership as at December 31, 2017. Effective February 21, 2018, the Maxar Board of Directors changed the composition of its committees and authorized the formation of an additional committee, the Risk Management Committee. The current composition of the committees is as follows: (a) the Audit Committee consists of Messrs. Cyprus, Chookaszian, Kenning, Mason and Phillips, with Mr. Cyprus serving as Chair; (b) the Human Resources & Management Compensation Committee consists of Messrs. Zahler, Estes and Kehler and Mmes. Garver and Isham, with Mr. Zahler serving as Chair; (c) the Governance and Nominating Committee consists of Ms. Garver and Messrs. Kenning, Mason, Phillips and Zahler, with Ms. Garver serving as Chair; and (d) the Risk Management Committee consists of Messrs. Chookaszian, Cyprus, Estes and Kehler and Ms. Isham, with Mr. Chookaszian serving as Chair.

(2)

Effective October 1, 2016, the independent directors have recommended share ownership guidelines of four times the annual cash retainer paid to them as a member of the Maxar Board of Directors. Directors have a period of five years from the date of their appointment or election to the Maxar Board of Directors to meet their recommended share ownership guidelines. Under the share ownership guidelines, Shares are valued at the higher of original cost and the market price of the Shares at the time of assessment. The Value of At‑Risk Holdings represents the total value of Shares and deferred share units (“DSUs”), which total is based on the March 20, 2018 closing price of the Shares on the TSX (C$58.35) and converted to US dollars using the exchange rate as of March 20, 2018 (Cdn$1.00 = US$0.7647). Mr. Zahler has until May 2019, Ms. Garver has until July 2020, Ms. Isham and Mr. Kehler have until November 2021, and Messrs. Cyprus, Estes and Mason have until October 2022, to meet their respective recommended share ownership guidelines.

(3)	Mr. Cyprus, General Estes and Dr. Mason, all of whom served as directors of DigitalGlobe, Inc. (“DigitalGlobe”), joined the Maxar Board of Directors effective October 5, 2017.
(4)

In June 2009, while Mr. Cyprus was the Vice President, Controller and Chief Accounting Officer of General Motors Company, General Motors Company filed for Chapter 11 bankruptcy protection under the U.S. Bankruptcy Code in connection with a restructuring of the company’s debt. In addition, in February 2013, while Mr. Cyprus was a member of the Board of Directors of the Reader’s Digest Association, Inc., RDA Holding Co., the parent of the Reader’s Digest Association, Inc., and the Reader’s Digest Association, Inc. filed for Chapter 11 bankruptcy protection under the U.S. Bankruptcy Code in connection with a restructuring of the company’s debt.

(5)

Mr. Lance is not eligible to receive DSUs. Mr. Lance receives awards under the Company’s incentive plans. Mr. Lance, as the President and CEO of the Company, is not subject to the recommended share ownership guidelines for directors and has a recommended share ownership guideline of three times base salary. See the section entitled “Compensation Discussion & Analysis — Additional Compensation Policies and Practices — Executive Share Ownership Guidelines” for the President and CEO’s share ownership guidelines.

MAXAR | 2018 | Management Proxy Circular | Page 17

Director Compensation

In establishing and reviewing the Company’s director compensation program we have three goals:

(i)	recruiting and retaining qualified individuals to serve as members of the Maxar Board of Directors and to contribute to our overall success;
(ii)	compensating directors in a manner that realistically reflects the responsibilities and risks involved in being an effective director; and
(iii)

aligning the interests of the Maxar Board of Directors and shareholders by establishing recommended share ownership guidelines for our directors and permitting directors to receive up to 100% of their annual retainer in DSUs.

We establish director compensation upon recommendations of the Governance and Nominating Committee. We last approved a change in director compensation and our share ownership guidelines in 2016. Only non‑employee directors (outside directors) are compensated for service on the Maxar Board of Directors.

The following table displays the compensation structure for 2017 for outside directors. Directors do not receive any payment for attending meetings. Directors are also reimbursed for transportation and other expenses incurred for attendance at Maxar Board of Directors and committee meetings.

Outside Director — 2017 Compensation Structure	Cash	DSUs	Total
Board Chair retainer	$ 130,000	$ 135,000	$ 265,000
Director retainer	$ 80,000	$ 100,000	$ 180,000
Committee Chair retainers
Audit Committee	$ 17,500	—	—
Human Resources and Management Compensation Committee	$ 10,000	—	—
Governance & Nominating Committee	$ 10,000	—	—

DEFERRED SHARE UNIT PLAN

The Company maintains a deferred share unit plan (“DSU Plan”) under which outside directors are required to receive a portion of their annual compensation in the form of DSUs which is calculated and granted quarterly. As noted above, annually, the Chair receives DSUs equal to $135,000 (representing approximately 50% of the Chair’s annual retainer) and each director receives DSUs equal to $100,000 (representing approximately 55% of each directors’ annual base retainer). DSUs are granted at a price equal to the closing price of the Shares on the TSX on the day before the date of grant, and are paid out at retirement based on the closing price of the Shares on the TSX on the day before the retirement date. Directors may also elect to have their annual cash retainer, or a portion thereof, paid in DSUs on a quarterly basis. The number of units in a participant’s DSU balance is adjusted for any dividends paid by the Company. The DSU Plan allows directors who have achieved a specific share ownership guideline to elect to have their DSU grant paid in cash.

DIRECTOR SHARE OWNERSHIP GUIDELINES

The Maxar Board of Directors believes that the economic interests of directors should be aligned with those of shareholders. In this regard, directors have a recommended share ownership guideline of four times the sum of the annual cash retainer paid to them as a member of the Maxar Board of Directors. Share ownership includes the value of DSUs held. The recommended guideline is expected to be met within five years from the date of appointment or initial election as a director. For the purposes of this policy, Shares are valued at the higher of original cost and market value at the date of assessment. All of our directors are currently in compliance with these share ownership guidelines noting that certain directors have not been on the Maxar Board of Directors for five years.

Page 18 MAXAR | 2018 | Management Proxy Circular

DIRECTOR COMPENSATION TABLE

The table below reflects in detail the compensation earned by the Company’s current non‑executive directors in the 12‑month period ended December 31, 2017, in accordance with the disclosure rules issued by the Canadian Securities Administrators (the “CSA”) (with inapplicable columns omitted).

	FEES EARNED
DIRECTOR	DIRECTOR AND BOARD CHAIR RETAINER	COMMITTEE CHAIR RETAINER	TOTAL CASH RETAINERS	SHARE‑BASED AWARDS(1)	ALL OTHER COMPENSATION	TOTAL
Dennis H. Chookaszian	80,000	17,500	97,500	114,193	—	211,693
Nick S. Cyprus	18,913	—	18,913	24,518	—	43,431
Howell M. Estes, III	18,913	—	18,913	24,518	—	43,431
Lori B. Garver	80,000	10,000	90,000	99,241	—	189,241
Joanne O. Isham	80,000	—	80,000	98,075	—	178,075
C. Robert Kehler	80,000	10,000	90,000	98,075	—	188,075
Brian G. Kenning	80,000	—	80,000	108,374	—	188,374
L. Roger Mason, Jr.	18,913	—	18,913	24,518	—	43,431
Robert L. Phillips	130,000	—	130,000	158,478	—	288,478
Eric J. Zahler	—	10,000	10,000	180,216	—	190,216
TOTAL
(1)

DSUs were granted during the year at an average price of C$72.41 and converted to US dollars using the exchange rate as of March 20, 2018 (Cdn$1.00 = US$0.7647). DSUs are granted quarterly through the year, and are granted at the closing price of the Shares on the TSX on the day before the date of grant. Amounts include the value of notional reinvestment of dividends earned on outstanding DSUs on the dividend payment date.

MAXAR | 2018 | Management Proxy Circular | Page 19

DIRECTOR “AT‑RISK” INVESTMENTS

The following table provides ownership information for our current outside directors as at March 20, 2018 and June 21, 2017, respectively.

DIRECTOR	DIRECTOR SINCE	YEAR	SHARES (#)	DSUS (#)	SHARES + DSUS (#)(1)	TOTAL AT‑RISK MARKET VALUE OF SHARES + DSUS ($)(2)	VALUE NEEDED TO MEET OWNERSHIP GUIDELINES ($)	OWNERSHIP GUIDELINE MET(3)	EQUITY AT RISK MULTIPLE OF 2017 RETAINER
Chookaszian	2005	2018	14,071	17,985	32,056	1,430,347	$ 320,000	✓	17.9
		2017	14,071	16,332	30,403	1,452,965
		Variation	Nil	1,653	1,653
Cyprus	Oct 2017	2018	13,385	417	13,802	615,849	$ 320,000	✓	7.7
		2017	Nil	Nil	Nil	Nil
		Variation	13,385	417	13,802
Estes	Oct 2017	2018	23,908	417	24,325	1,085,387	$ 320,000	✓	13.6
		2017	Nil	Nil	Nil	Nil
		Variation	23,908	417	24,325
Garver	July 2015	2018	Nil	3,500	3,500	156,171	$ 320,000	✓	2.0
		2017	Nil	2,066	2,066	98,735
		Variation	Nil	1,434	1,434
Isham	Nov 2016	2018	Nil	2,372	2,372	105,839	$ 320,000	✓	1.3
		2017	Nil	954	954	45,592
		Variation	Nil	1,418	1,418
Kehler	Nov 2016	2018	Nil	2,372	2,372	105,839	$ 320,000	✓	1.3
		2017	Nil	954	954	45,592
		Variation	Nil	1,418	1,418
Kenning	2003	2018	Nil	12,349	12,349	551,015	$ 320,000	✓	6.9
		2017	Nil	10,780	10,780	515,178
		Variation	Nil	1,569	1,569
Mason(4)	Oct 2017	2018	6,835	417	7,252	323,586	$ 320,000	✓	4.0
		2017	Nil	Nil	Nil
		Variation	6,835	417	7,252
Phillips	2003	2018	8,000	28,464	36,464	1,627,033	$ 520,000	✓	12.5
		2017	7,000	26,168	33,168	1,585,105
		Variation	1,000	2,296	3,296
Zahler	May 2014	2018	3,000	7,836	10,836	483,505	$ 320,000	✓	6.0
		2017	1,000	5,230	6,230	297,733
		Variation	2,000	2,606	4,606
(1)	No Shares beneficially owned by any of the directors are pledged as security.
(2)

Based on the closing price per Share on the TSX of C$58.35 on March 20, 2018, converted to US dollars using the exchange rate as of March 20, 2018 (Cdn$1.00 = US$0.7647) and the closing price per share on the TSX of C$63.61 on June 21, 2017, converted to US dollars using the exchange rate as of June 21, 2017 (Cdn$1.00 = US$0.7513)

(3)	See footnote (2) in the section “Nominees for Election to the Maxar Board of Directors” and section “Director Ownership Guidelines”.
(4)	Also owns 1,329 restricted share units which were DigitalGlobe restricted share units converted upon closing of the acquisition of DigitalGlobe.

Page 20 MAXAR | 2018 | Management Proxy Circular

Corporate Governance Disclosure

OVERVIEW

The Mandate of the Maxar Board of Directors (attached as Schedule “A”) provides that the Maxar Board of Directors is responsible for the stewardship of the Company. The Maxar Board of Directors has expressly acknowledged its stewardship role in: (i) strategic planning; (ii) identification and monitoring of the principal risks of the Company’s business; (iii) appointment, remuneration and succession of senior management; (iv) monitoring and evaluating internal controls and management information systems; and (v) reviewing systems and policies for effective and timely communications. The Maxar Board of Directors regularly schedules meetings during the year and special meetings of the Maxar Board of Directors are convened as appropriate, including in 2017 in connection with the acquisition of DigitalGlobe (the “DigitalGlobe Transaction”). In 2017, the Maxar Board of Directors met 12 times.

The Maxar Board of Directors exercises its duties directly and through its committees. In 2017, the Maxar Board of Directors had three standing committees: the Audit Committee, the Governance and Nominating Committee and the Compensation Committee. On February 21, 2018, the Maxar Board of Directors, authorized the formation of an additional committee, the Risk Management Committee.

We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Maxar Board of Directors and each of its committees are outlined herein.

As a Canadian reporting issuer with securities listed on the TSX and the NYSE, our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators and provisions of the U.S. Sarbanes‑Oxley Act of 2002,  rules of the U.S. Securities and Exchange Commission and rules of the NYSE, in each case as applicable to foreign private issuers in the United States.

BUSINESS CONDUCT AND ETHICS — DIRECTORS

The Maxar Board of Directors has adopted the “Business Conduct and Ethics Practice — Directors” setting out policies and practices to be used in identifying and managing ethical situations and in making ethical business decisions that adhere to the commitment of the Company conducting its business ethically and legally. The code contains policies and practices for ethical behavior in the following key areas:

•	compliance with law and regulations of the countries in which the Company operates;
•	financial reporting and the maintenance of accurate books, records and communications;
•	avoiding conflicts of interest and reporting obligations if a conflict of interest should arise;
•	prohibitions from taking corporate opportunities;
•	protection of confidential information and assets of the Company and prohibitions on insider trading;
•	bribery and engaging in political activities; and
•	commitments to our customers, contractors, consultants, industry partners, employees and other stakeholders.

In particular, the code contains a requirement of directors to submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or control to the Chair of the Maxar Board of Directors and a requirement that no information may be concealed from the Company’s external auditors, internal auditors, the Maxar Board of Directors or the Audit Committee.

Directors are asked to review the code and confirm on a regular basis that they understand their individual responsibilities and will conform to the requirements of the code. Directors annually certify they have the code, understand the code and that they have abided by the code. The Governance and Nominating Committee has responsibility for monitoring compliance with the code. Any waiver of the code for directors may only be made by the Maxar Board of Directors. In addition, officers and employees of the Company are subject to a code for ethical business conduct, a copy of which may be obtained by writing to our Corporate Secretary. The Company is currently

MAXAR | 2018 | Management Proxy Circular | Page 21

reviewing its code for ethical business conduct for officers and employees and expects to revise this code in 2018. The Company has not filed any material change report since the beginning of the 2017 financial year that pertains to any conduct of a director, officer or employee that constitutes a departure from the applicable code.

DIRECTOR INDEPENDENCE

The Maxar Board of Directors has determined that all of the directors of the Company, with the exception of Mr. Lance, are independent within the meaning of National Instrument 58‑101 “Disclosure of Corporate Governance Practices” (“NI 58‑101”) and, with respect to the Audit Committee members, the applicable rules of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the NYSE. Under NI 58‑101, for a director to be considered independent, the Maxar Board of Directors must determine that the director does not have a material relationship with the Company, either directly or indirectly. Under the Exchange Act, each member of the Audit Committee must be determined to be independent under the applicable standards of Exchange Act Rule 10A‑3. Pursuant to questionnaires provided to members of the Maxar Board of Directors and completed at least annually, directors inform the Maxar Board of Directors as to their relationships with the Company and provide other pertinent information. The Maxar Board of Directors reviews such relationships under applicable director independence standards.

Mr. Lance is the President and Chief Executive Officer (“CEO”) of the Company and is therefore not independent.

All members of the Audit Committee, Governance and Nominating Committee, Compensation Committee and Risk Management Committee are independent. The following table outlines the current composition of each committee of the Maxar Board of Directors.

Committees
	Audit	Governance & Nominating	Human Resources and Management Compensation	Risk Management
Independent
Dennis H. Chookaszian	✓			Chair
Nick S. Cyprus	Chair			✓
Howell M. Estes, III			✓	✓
Lori B. Garver		Chair	✓
Joanne O. Isham			✓	✓
C. Robert Kehler			✓	✓
Brian G. Kenning	✓	✓
L. Roger Mason, Jr.	✓	✓
Robert L. Phillips (Board Chair)	✓	✓
Eric J. Zahler		✓	Chair
Non‑Independent
Howard L. Lance (management — President and CEO)

INDEPENDENT BOARD CHAIR AND POSITION DESCRIPTIONS

The Maxar Board of Directors believes that the separation of the positions of President and CEO and Chair of the Maxar Board of Directors contributes to allowing the Maxar Board of Directors to function independently of management. In this regard, the Chair, Mr. Robert L. Phillips is an independent director.

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The Chair has a written position description and is generally responsible for overseeing the Maxar Board of Directors in carrying out its responsibilities, including overseeing that these responsibilities are carried out independently of management. The position description for the Chair can be found on the Company’s website. The Chair regularly reviews with the Governance and Nominating Committee the size and composition of the Maxar Board of Directors and its committees to ensure efficient decision‑making and that the competency, skills and experiences of the directors reflect those beneficial to the Maxar Board of Directors and the Company. The Chair acts as a liaison between the Maxar Board of Directors and management, which involves working with the CEO. The Chair also works with the Governance and Nominating Committee to oversee the development of corporate governance principles applicable to the Company.

In addition, the Maxar Board of Directors has developed a written position description for the chair of each Maxar Board of Directors committee and for the CEO. The position descriptions for the chair of each Maxar Board of Directors Committee can be found on the Company’s website. With respect to the CEO, the Maxar Board of Directors expects the CEO and his management team to be responsible for management of the Company’s strategic and operational agenda and for the execution of the decisions of the Maxar Board of Directors and for the management of the risks of the Company and its subsidiaries. The Maxar Board of Directors expects to be advised on a regular basis as to the results being achieved and risk assessments, and to be presented for approval of alternative plans and strategies, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Maxar Board of Directors, the prior approval of the Maxar Board of Directors, or of a committee of the Maxar Board of Directors to which approval authority has been delegated by the Maxar Board of Directors, is required for all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations or the approval of which has been delegated. In particular, the Maxar Board of Directors approves the appointment of all executive officers of the Company and approves all material transactions.

COMMITTEES OF THE BOARD

As noted above, the Maxar Board of Directors exercises its duties directly and through its committees. The Maxar Board of Directors has three standing committees: the Audit Committee, the Governance and Nominating Committee and the Compensation Committee. Each committee’s charter is available on Maxar’s website. In addition, on February 21, 2018, the Maxar Board of Directors, authorized the formation of an additional committee, the Risk Management Committee. Each committee reports to the Maxar Board of Directors.

The following is a brief summary of the mandate and composition of each committee.

Audit Committee

The Audit Committee acts on behalf of the Maxar Board of Directors in reviewing certain financial information prepared for public distribution, in monitoring internal accounting controls and in monitoring the business conduct of the Company. The committee has an oversight role for assuring that the Company’s financial statements fairly present the consolidated financial position of the Company and the results of its operations. The committee reviews other matters relating to the financial position of the Company as it sees fit and recommends the appointment, change or reappointment of the external auditor. The Audit Committee meets with the internal auditor at each committee meeting and the internal auditor reports to the Chair of the Audit Committee. The Audit Committee meets in camera with the external auditor and on its own at each Audit Committee meeting. It also reviews and approves the non‑audit services provided by the external auditor. In doing so, the committee considers whether the provision of these non‑audit services may impact the objectivity and independence of the external auditor. The Audit Committee is also responsible for overseeing the Company’s ethics hotline and for ensuring the Company has appropriate processes in place to identify and manage the principal financial risks of the business.

For the majority of 2017, the Audit Committee consisted of four directors (Messrs. Chookaszian (Chair), Kenning, Phillips and Zahler), with Mr. Cyprus joining the committee effective October 5, 2017. All members of the Audit Committee are independent as required by the Audit Committee Charter and none receives, directly or indirectly, any compensation from the Company other than for service as a member of the Maxar Board of Directors and its committees. In addition, all members of the Audit Committee are financially literate as defined under National Instrument 52‑110 — Audit Committees  (“NI 52‑110”). Additionally, the Maxar Board of Directors has determined that Messrs. Chookaszian and Cyprus are Audit Committee Financial Experts (as determined under Rule 10A‑3 of the Exchange Act and the rules of the NYSE). In 2017, the Audit Committee met five times. The disclosure required by Section 5.1 of NI 52‑110 can be found under the heading “Audit Committee Disclosures” in, and the Audit Committee Charter is included as Schedule I to, the Company’s most recent Annual Information Form which can be accessed through SEDAR at www.sedar.com and EDGAR at www.sec.gov. Effective February 21, 2018,

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Mr. Cyprus was appointed Chair of the Audit Committee and Messrs. Chookaszian, Kenning, Mason, Phillips were appointed as members of the Audit Committee.

Human Resources and Management Compensation Committee

The Compensation Committee is mandated by the Maxar Board of Directors to establish human resources strategies designed to ensure officer continuity and provide competitive compensation programs that attract, retain and motivate management to enhance and sustain shareholder value. Some of the key duties and responsibilities of the committee include: (i) at least annually, reviewing and recommending to the Maxar Board of Directors the CEO’s compensation based on the committee’s evaluation of CEO performance in light of corporate and personal objectives; (ii) developing and recommending to the Maxar Board of Directors compensation guidelines and philosophies covering salary, target bonus, long‑term incentives and benefits of executive management and for the Company as a whole; and (iii) reviewing and approving annual, or more frequently as required, succession plans for executive management, including career planning for potential successors and programs to develop management. The Compensation Committee also considers the implications of the risks associated with the Company’s compensation policies and procedures. The committee meets in camera at each meeting.

For the majority of 2017, the Compensation Committee consisted of four directors (Mmes. Garver and Isham and Messrs. Zahler (Chair) and Kehler), with Mr. Estes joining the committee effective October 5, 2017. Each member of the Compensation Committee is independent as defined in applicable securities laws and as required by the Compensation Committee Charter, and each has expertise and experience in compensation matters. The experience and expertise of the Compensation Committee members has been acquired through their positions in senior management roles of other entities where they were involved in various human resources aspects, including the development of executive compensation, and/or through their involvement on boards of other corporations and in certain circumstances, the compensation committees of those boards. In 2017, the Compensation Committee met seven times. Effective February 21, 2018, Mr. Zahler was appointed Chair of the Compensation Committee and Messrs. Estes and Kehler and Mmes. Garver and Isham were appointed as members of the Compensation Committee.

For further details regarding the role, responsibilities and activities of the Compensation Committee please see the “Compensation Discussion & Analysis — Establishing Executive Compensation — Roles, Responsibilities and Process” section of this Circular below.

Governance and Nominating Committee

The Governance and Nominating Committee is mandated by the Maxar Board of Directors to establish an effective and efficient approach to corporate governance and to ensure that the Maxar Board of Directors is comprised of individuals with the skills, expertise and competency that are necessary for, and of assistance to, the Maxar Board of Directors. The committee assesses the effectiveness of corporate governance at the Company and makes recommendations accordingly. The Governance and Nominating Committee regularly: (i) reviews the mandates and terms of reference of the Maxar Board of Directors, committees and Chair of the Maxar Board of Directors; (ii) reviews and updates the Maxar Board of Directors competency matrix; (iii) oversees and reports to the Maxar Board of Directors on the annual director evaluation processes; (iv) reviews the skills and expertise recommended for the Maxar Board of Directors based on continuing or proposed changes to the business of the Company; (v) reviews and recommends to the Maxar Board of Directors policies that govern size and composition of the Maxar Board of Directors; (vi) recommends nominees for election to the Maxar Board of Directors; and (vii) assists in determining the composition of committees of the Maxar Board of Directors in consultation with the Chair of the Maxar Board of Directors. The committee conducts a robust review of the Maxar Board of Directors composition and regularly searches for and considers candidates for addition to the Maxar Board of Directors to provide expertise or experience which would enhance the Maxar Board of Directors’ effectiveness. If issues are disclosed as part of the director evaluation process, the Chair of the Governance and Nominating Committee, together with the Chair of the Maxar Board of Directors, may determine the steps necessary to remedy or deal with such issues. The amount and form of director compensation are also reviewed by the Governance and Nominating Committee, with any resultant recommendations made to the Maxar Board of Directors. The committee meets in camera at each meeting.

For the majority of 2017, the Governance and Nominating Committee consisted of four directors (Ms. Garver (Chair) and Messrs. Chookaszian, Kenning and Phillips), with Mr. Mason joining the committee effective October 5, 2017. All members of the Governance and Nominating Committee are independent as required by the Governance and Nominating Committee Charter. In 2017, the Governance and Nominating Committee met four times. Effective February 21, 2018, Ms. Garver was appointed Chair of the Governance and Nominating Committee and

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Messrs. Kenning, Mason, Phillips and Zahler were appointed as members of the Governance and Nominating Committee.

RISK MANAGEMENT OVERSIGHT

While the Maxar Board of Directors is responsible for reviewing and assessing the major risks facing the Company and reviewing, approving and monitoring the Company’s approach to addressing such risks, the Company’s management is charged with identifying and managing risk. The Company has robust internal processes and a strong internal control environment designed to identify and manage risks and to communicate issues to the Maxar Board of Directors through senior management. These include an enterprise risk management program, disclosure committee meetings, a Code of Ethics, rigorous product quality standards and processes which are ISO compliant, a foreign corrupt practices policy, and a comprehensive internal and external audit process. The Maxar Board of Directors and its Audit Committee regularly monitor and evaluate the effectiveness of the internal controls and the risk management program. Management communicates routinely with the Maxar Board of Directors and the Audit Committee on the significant risks identified and how they are being managed. The Maxar Board of Directors implements its risk oversight function both as a whole and through the Audit Committee and the Compensation Committee. The Audit Committee oversees risks related to the Company’s financial statements, the financial reporting process, accounting, audit and legal matters, the internal audit function, the Company’s Code of Ethics, the foreign corrupt practices policy, and the ethics hotline. The Compensation Committee oversees any risk related to compensation, including practices related to equity programs and other executive or Company‑wide incentive programs. For further information regarding how the Compensation Committee manages compensation related risk, please see the “Compensation Discussion & Analysis — Establishing Executive Compensation — Consideration of Compensation Risk” section of this Circular below.

The Maxar Board of Directors regularly engages in discussion of financial, legal, technology, economic and other risks. To the extent the Audit Committee or Compensation Committee identifies any material risks or related issues, the risks or issues are addressed with the full Maxar Board of Directors. Because overseeing risk is an ongoing process and inherent in the Company’s strategic decisions, the Maxar Board of Directors also discusses risk in relation to specific proposed actions.

On February 21, 2018, the Maxar Board of Directors authorized the formation of a Risk Management Committee to assist the Maxar Board of Directors in meeting its responsibilities with respect to risk identification, oversight and mitigation. The Risk Management Committee is mandated by the Maxar Board of Directors to identify the principal risks to the Company, monitor the Company’s risk management program and recommend the implementation of systems for mitigating such risks. Mr. Chookaszian was appointed Chair of the Risk Management Committee and Messrs. Cyprus, Estes and Kehler and Ms. Isham were appointed as members of the Risk Management Committee.

BOARD MEETINGS AND DIRECTOR ATTENDANCE

The Chair of the Maxar Board of Directors, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Maxar Board of Directors and its committees. During this process, the Corporate Secretary, in collaboration with the Maxar Board of Directors and committee chairs and the appropriate executive officers, establishes Maxar Board of Directors and committee working plans for the year. If, during the year, events or circumstances require Maxar Board of Directors or committee action or consideration at other times, additional meetings are called.

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The following table provides a summary of the Maxar Board of Directors and committee meetings held during 2017. Each director’s attendance record for such meetings, as applicable, is set forth above in their respective biographies included earlier in this Circular.

Type of Meeting Held	Number of Meetings	Attendance
Board of Directors	12	99%
Audit Committee	5	96%
Compensation Committee	7	93%
Governance and Nominating Committee	4	94%

In an effort to provide directors with a more complete understanding of the issues facing the Company, directors are encouraged to attend committee meetings of which they are not a member. In 2017, directors attended a significant number of committee meetings of which they were not members. In addition, in 2017, Mr. Phillips, as Chair of the Maxar Board of Directors, and Mr. Lance, as President and CEO, attended all committee meetings at the invitation of the committees.

Pursuant to each committee charter, committees are to meet regularly in camera without management present. In 2017, the Maxar Board of Directors and its respective committees met in camera at each meeting of the Maxar Board of Directors and at each meeting of its respective committees.

NOMINATION PROCESSES, SUCCESSION PLANNING AND BOARD RENEWAL

A core responsibility of the Governance and Nominating Committee is to identify prospective Maxar Board of Directors members consistent with Maxar Board of Directors‑approved criteria and to recommend such individuals as nominees for election to the Maxar Board of Directors at each annual meeting of shareholder or to fill vacancies on the Maxar Board of Directors.

In this regard, the Governance and Nominating Committee is responsible for developing a competency matrix for skills and experiences that meet the needs of the Maxar Board of Directors and the Company, reviewing and monitoring criteria, as well as establishing procedures for selecting directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background, age, ethnicity, gender and diversified experience of the directors and the Company’s circumstances and needs. The committee regularly reviews the competency matrix with a view to expanding the Maxar Board of Directors’ overall experience and expertise and filling any gaps so that the needs of the Maxar Board of Directors are met at all times. The Governance and Nominating Committee also maintains an active evergreen list of prospective board candidates and, as noted in more detail below under “Maxar Board of Directors, Committee & Director Assessments”, has a robust board assessment process. Lastly, the committee may retain an independent recruiting firm to identify director candidates and the committee will fix such firm’s fees and other retention terms. The Governance and Nominating Committee does not adhere to any quotas in determining board membership; however, the Maxar Board of Director’s formal processes for director succession and retirement encourages the promotion of diversity and the Maxar Board of Directors has adopted a formal diversity policy as discussed in more detail below under “Diversity”.

The following table reflects the diverse skill set requirements of director nominees and identifies the specific experience and expertise brought by each individual director.

Name	Board Experience	Strategic Planning	Operations	Project Management	Governance	Accounting/ Finance	Executive Compensation	Government	Human Resources	Legal	Industry Experience
Dennis H. Chookaszian	✓	✓	✓	✓	✓	✓	✓		✓		✓
Nick C. Cyprus	✓	✓	✓	✓	✓	✓	✓		✓
Howell M. Estes	✓	✓	✓	✓	✓		✓	✓	✓		✓
Lori B. Garver	✓	✓	✓	✓	✓		✓	✓	✓		✓
Joanne O. Isham	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
C. Robert Kehler	✓	✓	✓	✓				✓	✓		✓
Brian G. Kenning	✓	✓		✓	✓	✓	✓	✓	✓
Howard L. Lance	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
L. Roger Mason, Jr.	✓	✓	✓	✓	✓			✓	✓		✓
Robert L. Phillips	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Eric J. Zahler	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓

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The Company has not adopted term limits for the directors on the Maxar Board of Directors. The Governance and Nominating Committee last considered whether to implement term limits in October 2014, at which time the committee determined that a director’s length of tenure should not be presumed to indicate anything problematic. The business of the Company is complex. Recognizing this, and to ensure optimal governance of the Company by the Maxar Board of Directors, the director renewal and replacement process is managed consistent with the principles set forth herein in a manner to ensure the Maxar Board of Directors can function effectively, while enabling new directors to gain a full understanding of the Company’s businesses. For similar reasons, there is currently no retirement policy for members of the Maxar Board of Directors. The following table reflects the age and tenure of each individual director and the average age and tenure of members of the Maxar Board of Directors.

Board Composition	Chookaszian	Cyprus	Estes	Garver	Isham	Kehler	Kenning	Lance	Mason	Phillips	Zahler	Average
Age	74	64	76	56	62	65	68	62	52	67	67	64.8
Tenure (years)	13	1	1	3	2	2	15	2	1	15	4	5.4

DIVERSITY

The Governance and Nominating Committee annually reviews the composition of the Maxar Board of Directors, giving careful consideration to factors such as age, ethnicity, gender, geographies, competencies and experience. The Maxar Board of Directors considers candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Governance and Nominating Committee will take into account diversity considerations such as gender, age and ethnicity and similar factors, with a view to ensuring the Maxar Board of Directors benefits from a broad range of perspectives and relevant experience.

The Maxar Board of Directors approved a written board diversity policy in February 2016. The objective of the policy is to recognize and embrace the benefits of having a diverse Maxar Board of Directors, which is seen as an essential element in maintaining a competitive advantage. Consideration of the number of women on the Maxar Board of Directors, along with other diversity attributes, is an important component of the selection process of nominees for election to the Maxar Board of Directors and the recruitment of new candidates for Maxar Board of Directors membership. The policy does not include a target number or percentage of women on the Maxar Board of Directors because candidates for the Maxar Board of Directors are selected on merit and targets may be unduly restrictive or reduce flexibility. However, the Maxar Board of Directors is committed to an identification and nomination process that will identify qualified women candidates and ensures that the pool of candidates being considered for director positions includes a significant number of potential women candidates. The Governance and Nominating Committee regularly reviews the composition of the Maxar Board of Directors, succession plans and the diversity policy which includes an assessment of the policy’s effectiveness. Since the adoption of the policy, a second woman director has been added to the Maxar Board of Directors. The board diversity policy is available on the Company’s website.

In addition to Maxar Board of Directors diversity, the Company is committed to creating an inclusive work environment where a diverse range of talented people can work together to ensure business objectives are met. The Company considers candidates on merit, based on background, experience and knowledge, regardless of gender, ethnicity or similar factors. The Company has a large and very diverse work force with numerous women, and persons of various ethnicities, age and religions in all levels of employment, including managerial positions. The Company has not adopted a target regarding women in executive officer positions.

Currently, as to gender, the Maxar Board of Directors includes two female directors (18%) and there are five women (29%) in executive officer positions at the Company and its major subsidiaries.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors are provided with corporate and other information required to familiarize themselves with the Company and its subsidiaries, including the organization and operations thereof. The orientation program includes presentations by officers or senior management on the Company’s organizational structure and the nature and operation of the businesses of the Company and its subsidiaries, and a review with the Chair on the role of the Maxar Board of Directors and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required.

The Company has a formal program to annually keep the Governance and Nominating Committee members abreast of key legal and governance matters relevant to the operations of the Company and its subsidiaries, and to

MAXAR | 2018 | Management Proxy Circular | Page 27

their roles as directors. Several presentations were made to the Maxar Board of Directors throughout 2017 relating to, among other things, proxy access proposals, whistleblower developments, fairness opinions, cyber security disclosure and board diversity developments. The Governance and Nominating Committee regularly updates the Maxar Board of Directors on these matters. As part of continuing education, senior management of the Company makes regular presentations to the Maxar Board of Directors on the main areas of the Company’s business and issues relating thereto, and existing directors are invited to any orientation presentations for new directors. The Maxar Board of Directors is provided with reading materials on industry specific matters. Maxar Board of Directors meetings are scheduled at subsidiary business sites from time to time, which generally include a tour of the site operations so that the Maxar Board of Directors may have a full understanding of the operations of the Company and its subsidiaries. In 2017, the Maxar Board of Directors held a meeting at the offices of DigitalGlobe and toured its facilities. In addition, the Company ensures each director is a member of the Canadian Institute of Corporate Directors.

In addition to regular presentations at Maxar Board of Directors meetings to provide continuing education, the Company’s senior management made separate comprehensive presentations to the directors during the year on varying topics. These presentations were attended by all non‑management directors. In addition, the directors attended various courses held by the Canadian Institute of Corporate Directors, as well as other industry conferences. We reimburse our directors for their travel costs and expenses relating to attendance at board and committee meetings. In addition, the Company will reimburse certain expenses incurred by a director in connection with attendance at approved continuing education programs.

BOARD, COMMITTEE & DIRECTOR ASSESSMENTS

Each year the Maxar Board of Directors, either through an outside consultant or on its own, with the assistance of the Governance and Nominating Committee, formally reviews its own performance, the performance of each committee of the Maxar Board of Directors, the performance of the Chair of the Maxar Board of Directors and, with the assistance of the Compensation Committee, the performance of the CEO. In addition, a formal process of individual director peer assessment has been adopted. The Maxar Board of Directors has recently engaged an independent consultant to assist with its self‑evaluations.

STAKEHOLDER ENGAGEMENT

The Maxar Board of Directors encourages stakeholders to engage with appropriate Company representatives on relevant matters and actively monitors stakeholder feedback.

The Company carried out its shareholder outreach program through a variety of vehicles. For example, it utilizes its website, and in 2017 continued its outreach program of investor conferences and meetings. Listening carefully to the views of shareholders and others is crucial in understanding investors’ concerns and sentiment. In addition, investors are provided with the ongoing opportunity to contact the Investor Relations department by letter, email or phone.

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Compensation Discussion & Analysis

The following Compensation Discussion & Analysis (“CD&A”) describes the philosophy, objectives and structure of Maxar’s 2017 executive compensation program. This includes discussion and background information regarding the compensation of our CEO, former chief financial officer (“CFO”) and past and current interim CFO, and our three most highly compensated executive officers (“NEOs”) at the end of 2017.

This CD&A is intended to be read in conjunction with the tables immediately following this section, which provide further historical compensation information.

The following executive officers constituted our NEOs in the past fiscal year:

Howard L. Lance	President and Chief Executive Officer
William McCombe(1)	Executive Vice President and Chief Financial Officer
Anil Wirasekara(2)	Executive Vice President, Finance (former Chief Financial Officer)
Dario Zamarian(3)	Group President, SSL
Bruce Stephenson	Senior Vice President, Chief Strategy & Corporate Development Officer
Andrea Bortner	Senior Vice President and Chief Human Resources Officer
(1)	Mr. McCombe stepped down from the CFO position effective February 25, 2018.
(2)	Mr. Wirasekara was appointed interim CFO effective February 25, 2018.
(3)	Mr. Zamarian was appointed Group President of SSL in July 2017.

I.  EXECUTIVE SUMMARY

We are a leading provider of advanced space technology products and solutions for commercial and government markets, including satellites, Earth imagery, geospatial data and analytics. With the completion of the DigitalGlobe Transaction in October 2017, we combined two industry leaders with a history of deep experience and a commitment to deliver. We currently have three reportable operating segments: Space Systems, Imagery, and Services. We offer a wide range of products and services, including communication satellites and satellite subsystems, space‑based, ground‑based and airborne surveillance and intelligence solutions, as well as high‑resolution Earth‑imagery products and services, cloud‑based information services and advanced data analytics. Our comprehensive capabilities address complex customer requirements and span the full solution life cycle including: planning and design, business and program management, systems engineering, systems integration, testing and support services.

Our executive compensation program links together key business metrics and individual performance, in the long‑term interest of shareholders and the Company. The performance metrics in the incentive plans, which represent a significant portion of our executives’ total compensation, reflect financial and non‑financial objectives that are aligned to the strategic plan approved by the Maxar Board of Directors. The Company’s long‑term success on these strategic objectives is directly reflected in our key employees’ long — and short‑term incentives, as well as the realized value of their pay.

Performance Highlights

The Company continued to achieve solid results in 2017 despite the continuation of challenging conditions in the geostationary communication satellite market. Consolidated financial results for 2017 include the financial results of DigitalGlobe for the period October 5, 2017 to December 31, 2017. For that reason, year‑over‑year financial results are not directly comparable. Consolidated revenues for 2017 were $1,631.2 million compared to $1,557.5 million in 2016 and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) was $378.7 million in 2017 compared to $267.6 million in 2016. Adjusted earnings were $172.0 million (or $4.16 per share) for 2017 compared to $159.5 million (or $4.37 per share) in 2016. Operating activities generated cash flows of $205.9 million in 2017 after payments for acquisition related costs compared to $130.4 million in 2016, contributing to the Company’s capacity to meet its operating, investing and financing requirements. Net earnings under IFRS for 2017 were $100.4 million compared to net earnings of $105.6 million in 2016. Net earnings under

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IFRS were impacted by the inclusion and variability of certain large, nonoperational items, particularly amortization of acquisition related intangible assets, acquisition related expenses, restructuring costs, share‑based compensation expense, and other charges.

Recent Modifications to Our Pay Program in 2017

To strengthen the alignment of the compensation program with the evolving strategic objectives of the Company, the Compensation Committee adopted several notable changes to the compensation program in 2017 designed to ensure that the compensation program supports these strategic objectives and focuses executives on achievements which we believe drive the creation of long‑term shareholder value. The primary changes included:

•	New short‑term incentive plan (“STIP”) design: Unlike the prior plan, where performance metrics were highly individualized, this new program is designed to:
•	provide greater alignment across the entire leadership team;
•	shift the focus away from individual performance objectives towards more financially‑based corporate and business unit performance objectives;
•	emphasize Company‑wide performance in addition to business unit performance;
•	promote the concept of one company with executives focused on “winning together”;
•	reflect governance best practices; and
•	align with shareholder interests.

Under the new program, annual short‑term incentive payments are determined by performance versus the Annual Operating Plan approved by the Maxar Board of Directors for consolidated operating EBITDA and revenues (corporate or business unit depending upon position); and personal objectives.

•

Changed Equity Mix: In 2017, after the introduction of the Omnibus Plan, the Compensation Committee was able to grant a mix of equity awards, choosing to utilize both share appreciation rights and restricted share units.

•

Commitment to future performance‑vesting long‑term equity: The Compensation Committee has determined that in the future, at least fifty percent (50%) of the CEO’s and NEO’s equity awards will be performance‑based. Given the size and complexity of the Company post‑acquisition, as well as feedback from certain investors, the Compensation Committee determined that adding performance‑vesting awards to the mix is a prudent action and aligns with leading market best practices. The Compensation Committee will review award mix, size, and metrics, each year to ensure alignment with business strategy.

II.   COMPENSATION PHILOSOPHY AND OBJECTIVES

The Company’s compensation strategy is designed to accomplish the following objectives:

•	Align compensation with our overall business strategy and business unit goals and reward executives for their contributions to our success
•	Attract and retain executive talent able to bring superior management skills to the Company and its subsidiaries
•	Implement compensation programs that are cost efficient and reflect the Company’s budget and financial strength
•	Align the longer term interests of each executive with the investment objectives of our shareholders and other stakeholders
•	Avoid and discourage behavior that is not in the best interests of the Company and its shareholders
•

Reward performance. Although a base fixed compensation is provided to executive officers, emphasis is placed on variable compensation, ensuring that a significant portion of an executive’s compensation is subject to decrease or increase based on performance during a year and over a longer period.

The Company also seeks to attract, retain and motivate its executives by offering compensation programs and packages that are competitive with those offered by comparable companies. The Company does not target a

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specific percentile of total direct compensation of the competitive market, but instead uses third‑party published market survey data as a reference. Other considerations, for example, include the expense of compensation and benefits in relation to the Company’s budget and financial strength.

III.   ESTABLISHING EXECUTIVE COMPENSATION

The Maxar Board of Directors, the Compensation Committee and our CEO are all involved in the compensation decision‑making process. The Compensation Committees consider a broad range of quantitative and qualitative factors to assess the overall performance of the Company and its executives, including advice from the Compensation Committee’s independent compensation consultant and input from our CEO (with respect to the compensation of the NEOs other than our CEO). Although these inputs are important tools in the Compensation Committee’s process, the decisions made are solely those of the Compensation Committee and may also reflect other factors and consideration. These determinations are shared with the Maxar Board of Directors and, with respect to our CEO, are considered recommendations subject to the approval of the independent members of the Maxar Board of Directors.

Roles, Responsibilities and Process

The Compensation Committee is mandated by the Maxar Board of Directors to exercise an oversight role in the provision of competitive compensation programs that attract, retain and motivate management to enhance and sustain shareholder value. The Compensation Committee considers the potential risks inherent in the Company’s compensation programs and practices, while adhering to the compensation philosophy and objectives as described in the previous section. The Compensation Committee is responsible for reviewing and setting compensation for the NEOs, except with respect to the CEO. The CEO’s compensation is reviewed and set by the Maxar Board of Directors, based on recommendations from the Compensation Committee. Members of management, including the CEO, are invited to Compensation Committee meetings from time to time, but are excused from meetings with respect to their individual compensation decisions.

The CEO is actively engaged in the development and determination of the Company’s compensation programs (other than with respect to his own compensation). The CEO conducts an annual evaluation of each NEO’s performance for the previous year, and recommends salary adjustments, short‑term incentive awards and long‑term incentive awards for each NEO to the Compensation Committee. The CEO and Chief Human Resources Officer (“CHRO”) annually review market data prior to recommending the amount and mix of award types for the NEOs. The recommendations of the CEO are reviewed and approved by the Compensation Committee after discussion and adjustment, if appropriate.

The Compensation Committee conducts an annual review of the CEO’s performance. The Compensation Committee determines the CEO’s base salary, short‑term incentive and long‑term equity awards, as well as performance goals to be achieved for the following year. Based on this review, the Compensation Committee makes a recommendation to the Maxar Board of Directors and the Maxar Board of Directors determines salary adjustments, short‑term incentive awards and long‑term incentive awards to be granted to the CEO.

In addition, the Maxar Board of Directors has the discretion, with the input of the Compensation Committee, if required, to award compensation to the CEO or the other NEOs outside the compensation plan if deemed appropriate in the circumstances.

Role of the Compensation Consultant

In 2017, the Compensation Committee engaged Radford Consulting, an Aon company (“Radford”), to serve as its outside advisor. Radford was originally retained by the Company in 2016. At the Compensation Committee’s request, Radford provided insight into executive compensation programs and incentives used by other public companies, trends in executive compensation, pending and current legislation and the evolving policies and procedures adopted by proxy advisory services firms. The executive compensation consulting arm of Radford was only engaged for services for the Compensation Committee, and did not provide other executive compensation services to management in the past year. The Company utilizes market survey data and other services from Radford and Aon for general compensation and benefits matters.

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The Compensation Committee has conducted a specific review of its relationship with Radford, and determined that Radford’s work for the committee does not raise any conflicts of interest. Radford’s work has conformed to the independence factors and guidance provided by the TSX, NYSE, and Canadian securities laws.

	2017	2016
Executive Compensation‑Related Fees(1)	$ 62,087	$ 38,515
All Other Fees(2)	$ 248,348	N/A
(1)

Executive Compensation‑Related Fees includes costs associated with directly supporting the Compensation Committee, including attending meetings and fulfilling specific data requests and consultation to the Compensation Committee.

(2)

All Other Fees includes additional consulting provided to management in support of Compensation Committee objectives, including in support of executive benchmarking and market data, support developing the Omnibus Plan, and executive compensation matters relating to the DigitalGlobe Transaction.

Consideration of Compensation Risk

The Maxar Board of Directors has an annual compensation risk review process, which is overseen by the Compensation Committee, in addition to a long standing compensation review process. The annual compensation risk review process seeks to identify inherent risks associated with compensation, reviews what policies and practices are in place to mitigate those risks, and assess how effectively these risks are being managed. This analysis covers the following areas: pay philosophy and governance, pay mix, incentives and performance measurement, share‑based incentives, share ownership, and other policies and procedures.

In connection with the adoption of the annual target performance objectives for 2017, the Compensation Committee considered the extent to which the metrics (or others not selected) could potentially incentivize unnecessary or inappropriate risk‑taking or short‑term decision making.

In addition to the metrics selected for performance‑based compensation, the Compensation Committee believes that certain other tools and policies mitigate the incentive for executives to take excessive or inappropriate risks. These tools and policies include:

•	no guaranteed minimum payouts of incentive compensation;
•	caps on the payouts under the Company’s short‑term incentives;
•	share ownership guidelines;
•	policies prohibiting hedging of equity‑based compensation or Shares; and
•	compensation clawback policy applicable to NEOs and other senior executives.

In addition, compensation risks are further mitigated through the annual business planning process. The Company’s strategic objectives and risk assessment process are used in preparing the annual business plan which is then used for compensation planning, including compensation mix, and then further used to develop specific objectives for the achievement by the executives of annual short‑term cash incentives.

The Maxar Board of Directors considers the processes adopted to be an effective method for examining compensation risk and mitigation strategies. The Compensation Committee has considered the risks created by the Company’s compensation policies and practices, including mitigating factors, and, based on its review, does not believe that the compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

IV.   COMPENSATION COMPETITIVE ANALYSIS

Use of Survey Data

In order to help ensure that compensation of our NEOs adheres to a pay‑for‑performance philosophy, is competitive, and encourages executive retention, the Compensation Committee periodically reviews executive compensation data derived from various surveys for each of the NEOs. For 2017, the Compensation Committee considered survey data obtained from Radford. In determining to employ annual compensation survey data as a primary market reference for assessing executives’ compensation and in making awards, the Compensation Committee determined that the Company is sufficiently unique and has experienced significant change in the past year that it is too difficult right now to effectively compare against a specific peer group.

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The Compensation Committee does not directly tie individual pay elements to particular benchmarks; rather, this market‑check analysis is just one factor considered in the annual compensation approval process. Other important considerations include:

•	employee knowledge, skills and experience;
•	individual performance;
•	scope of responsibilities;
•	retention concerns; and
•	the need to recruit new executive officers.

V.  ELEMENTS OF COMPENSATION

Compensation Governance Practices

Our pay‑for‑performance philosophy and compensation governance practices provide an appropriate framework to our executives to achieve our financial and strategic goals without encouraging them to take excessive risks in their business decisions. Some of our practices include:

	✓	Pay‑for‑performance philosophy and culture
	✓	Strong emphasis on performance‑based incentive awards
	✓	Comprehensive clawback policy
	✓	Responsible use of shares under our long‑term incentive program
What We Do	✓	Share ownership requirements for all executives and non‑executive directors
	✓	Engage an independent compensation consultant
	✓	Perform an annual risk assessment of our compensation program
	✓	Conduct annual shareholder outreach
	✓	At least 50% of CEO’s future equity grants will be performance‑based (new in 2018)
	X	No hedging and pledging of Company stock
	X	No excise tax gross‑ups
What We Don’t Do	X	No backdating or repricing of stock option awards
	X	No resetting of financial targets for performance‑based incentive awards
	X	No excessive perquisites

MAXAR | 2018 | Management Proxy Circular | Page 33

Components of Our Compensation Program

The table below describes the elements of our executive compensation program for 2017, and the purpose of each element of pay:

Base Salary

Base salaries are set to be competitive to the marketplace and are important in attracting and retaining talented executives. Base salaries may be adjusted based on numerous factors, including a change in an executive officer’s responsibilities, demonstrated performance or relevant market data.

Short‑Term Incentives

Cash incentives reward the achievement of annual corporate and business goals, as well as personal objectives.

As mentioned above, in fiscal year 2017 our annual incentives program was modified to shift the focus away from individual performance objectives towards more financially‑based corporate and business unit performance objectives; based on established targets for consolidated operating EBITDA and revenues (corporate or business unit, depending upon position).

Long‑Term Incentive Equity

Long‑term equity awards incentivize executives to deliver long‑term shareholder value, while also providing a retention vehicle for our executive talent.

In the summer of 2017, the Omnibus Plan was approved by the Maxar Board of Directors and shareholders, allowing the Compensation Committee to utilize various award types going forward. For fiscal year 2017, we used share appreciation rights and restricted stock units, vesting in four and three equal annual installments, respectively.

Non‑IFRS Financial Measures

For information concerning how the Company calculates certain non‑IFRS financial measures described in this CD&A, please refer to the section entitled “Non‑IFRS Financial Measures” of the Company’s MD&A for the fourth quarter and year‑end December 31, 2017, which is available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

2017 Target Total Compensation

Consistent with our philosophy of aligning pay to executives with the short‑ and long‑term performance of the Company, and to align the interests of management and shareholders, the Company’s compensation programs are designed to provide the majority of executive compensation in the form of variable, at‑risk pay which is earned solely based on the Company’s performance.

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To achieve this objective, the Compensation Committee carefully employs the primary compensation elements described in the previous table. The graphics below depict the target pay mix for 2017; the mix of realized pay however will vary from year to year as actual performance dictates payout levels for our variable incentive programs.

Note:Only NEOs who served the Company for the full year were included in the “Average Other NEO 2017 Target Pay Mix” calculations. This includes Messrs. McCombe, Wirasekara, Stephenson, and Ms. Bortner.

Base Salaries

The Company provides a base salary so that executives have a regular defined and certain income. Competitive base salaries are important in attracting and retaining talented executives. However, in line with our pay‑for‑performance philosophy, the importance of attraction and retention is balanced against the objective to keep fixed compensation expense low.

The base salaries of executive officers are set at levels intended to be competitive in the market, but also in reference to:

•	job responsibilities
•	skill set
•	prior experience
•	the executive’s time in his or her position
•	recommendations of the CEO, and
•	market conditions generally.

In fiscal year 2017, our NEO base salaries were as follows:

Executive	2016 Base Salary ($)	2017 Base Salary ($)	% Change
Howard L. Lance	$ 825,000	$ 850,000	3.0%
William McCombe	$ 419,841	$ 440,000	4.8%
Anil Wirasekara(1)	$ 246,689	$ 258,305	2.4%
Dario Zamarian(2)	n/a	$ 500,000	n/a
Bruce Stephenson	$ 460,000	$ 475,000	3.2%
Andrea Bortner	$ 425,000	$ 440,000	3.5%
(1)	Mr. Wirasekara’s salary is paid in Canadian Dollars, and is converted to US$ for each year as follows — 2017: Cdn$1.00 = US$0.77106; 2016: Cdn$1.00 = US$0.7544.
(2)	Mr. Zamarian was appointed Group President, SSL, in August 2017. His 2017 base salary in the table reflects his annual base pay, not earned pay.

MAXAR | 2018 | Management Proxy Circular | Page 35

Base salary adjustments for 2017 were considered by the Compensation Committee with regards to the aforementioned considerations. These salary adjustments were merit‑based as well as market‑based, and reflected increased responsibilities.

Short‑Term Incentives

As a component of variable pay, the Company provides NEOs with the opportunity to earn short‑term annual cash incentives. Target short‑term incentive awards are set as a percentage of base salary, with minimum thresholds and higher stretch targets depending on performance.

As previously mentioned, in 2017 the Company has adopted a new annual incentive plan. Unlike the prior program, where performance metrics were highly individualized, this new program is designed to:

•	provide greater alignment across the entire leadership team;
•	shift the focus away from individual performance objectives towards more financially‑based corporate and business unit performance objectives;
•	emphasize Company‑wide performance in addition to business unit performance;
•	promote the concept of one company with executives focused on “winning together”; and
•	reflect governance best practices.

2017 Executive Metrics and Weightings

Weightings for each metric vary between executives due to different roles and responsibilities. In particular, the Compensation Committee believed it was appropriate for those NEOs whom have direct oversight of a business unit to have the majority of their annual incentives tied to the performance of those units.

	Corporate		Operating Unit
Executive	EBITDA	Revenue	EBITDA	Revenue	Personal Objectives
Howard L. Lance	50%	30%			20%
William McCombe	50%	30%			20%
Anil Wirasekara	50%	30%			20%
Dario Zamarian	20%		30%	30%	20%
Bruce Stephenson	40%	20%			40%
Andrea Bortner	40%	20%			40%

2017 Performance Targets and Actual Results

Under the new 2017 program, annual short‑term incentive payments are determined based on consolidated operating EBITDA; revenues (corporate and/or business unit), depending upon position; and personal objectives.

For 2017, threshold performance was set at 95% of target, and maximum performance was set at 115% of target. Payout opportunities ranged from 40% at threshold performance, to 100% at target, up to 150% for achieving at or past the maximum performance goal. The corporate target and actual numbers include DigitalGlobe results for the fourth quarter.

	Corporate (C$)			MDA Performance (C$)			SSL Performance ($)
Metric	Target	Actual	Payout	Target	Actual	Payout	Target	Actual	Payout
Revenue(1)	$ 2,285M	$ 2,170	40%	$ 588M	$ 478M	0%	$ 905M	$ 899M	92%
Operating EBITDA(1)	$ 531M	$ 523M	77%	$ 149M	$ 143M	51%	$ 98M	$ 80M	0%
(1)	Results are based upon budgeted foreign exchange rates.

Personal objectives differ for each executive, but generally fall into four categories:

•	Leadership

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•	Collaboration
•	Talent Development
•	Strategic Initiatives

Performance goals for each year are determined annually by the CEO with each NEO individually and are approved by the Compensation Committee, while the CEO’s personal objectives are determined by the Maxar Board of Directors, upon recommendation of the Compensation Committee.

2017 Earned Incentives

Based on the metrics and weightings described above, our NEOs earned the follow annual cash incentives for fiscal year 2017 performance:

Executive	Target Bonus (as % of base salary)	Target Bonus ($)	Achievement	2017 Incentive Payout ($)
Howard L. Lance	121%	$ 1,030,000	70%	$ 715,850
William McCombe	80%	$ 390,000	69%	$ 267,150
Anil Wirasekara	51%	$ 131,081	71%	$ 92,412
Dario Zamarian	80%	$ 210,000(1)	63%	$ 132,300
Bruce Stephenson	80%	$ 380,000	79%	$ 299,440
Andrea Bortner	60%	$ 262,000	79%	$ 206,456
(1)	Mr. Zamarian’s bonus target was pro‑rated in 2017 from his date of hire through year‑end.

Transaction Bonus

In 2017, key executives, including five NEOs, were awarded “transaction bonuses” in recognition of integral roles and responsibilities in successfully completing the DigitalGlobe Transaction. These bonuses recognized the substantial efforts put forth before and during the entire deal process. These efforts included leading the strategic due diligence, assessing talent implications, analyzing synergy opportunities, and securing regulatory approval, among other responsibilities. Among the NEOs, Howard Lance received $1,000,000 and William McCombe, Anil Wirasekara, Bruce Stephenson, and Andrea Bortner each received $300,000 in transaction bonuses.

Long‑Term Incentive Compensation

As another component of variable pay, the Company annually awards long‑term incentives which were awarded in the form of share appreciation rights (“SARs” or “LTIP Units”) and restricted share units (“RSUs”) this past year. Long‑term incentive awards are key components in attracting and retaining key executive officers and are intended to align management interests with long‑term growth and shareholder value.

On July 27, 2017, the shareholders approved the Omnibus Plan. The Omnibus Plan was established to attract and retain key personnel by providing them the opportunity to acquire an equity interest in the Company or other incentive compensation measured by reference to the value of Shares or other performance objectives and align the interests of key personnel with those of shareholders. Under the Omnibus Plan, the Company has the ability to grant several different types of awards, including time‑vested and performance‑vested restricted shares, options and long‑term incentive units.

The value of long‑term incentive awards granted to each of the NEOs is determined by the CEO and the Compensation Committee (for the NEOs other than the CEO), and the Compensation Committee and the Maxar Board of Directors (for the CEO), after referencing the competitive market data for the individual’s position, the overall financial and operational performance of the Company, the individual’s performance and expected future contributions and the criticality of the position to the Company. In the case of RSUs, this value is divided by the Share price on the day of the grant to calculate the number of RSUs granted and, in the case of SARs, this value is converted to SARs based upon the Black‑Scholes value of a SAR at the time of grant. RSUs granted in 2017 vest over three years (33%, 33%, 34%), and upon vesting the executive receives the underlying Shares or, at the election of the Company, a cash payment based on the fair market value of the underlying Shares. SARs granted in 2017 vest in four equal annual installments, beginning on the first anniversary of the date of grant, and have a

MAXAR | 2018 | Management Proxy Circular | Page 37

ten year term. The Compensation Committee extended the vesting period from three years to four and lengthened the term from five years to 10 to better align the program with prevailing market practices, to promote retention, and to foster an even greater focus on the long‑term performance of the Company.

In 2017, the Company granted the following long‑term incentive awards to our NEOs:

Executive	Share Appreciation Rights	Restricted Stock Units
Howard L. Lance	76,505	66,153
William McCombe	18,507	16,003
Anil Wirasekara	12,564	10,864
Dario Zamarian(1)	213,576	18,901
Bruce Stephenson	16,612	14,365
Andrea Bortner	12,286	14,208
(1)

Dario Zamarian received a Stock Appreciation Right award as a new hire, in addition to an annual grant award. The new hire award comprised of 191,717 SARs and the annual award comprised of 21,859 SARs.

VI.   ADDITIONAL COMPENSATION POLICIES AND PRACTICES

Say on Pay Voting Results

At the 2017 annual and special meeting of Shareholders, our say‑on‑pay proposal received the support of 71.2% of shares cast. The Compensation Committee believes the vote was influenced by one‑time payments associated with the former CEO, as the Compensation Committee noted strong support of the compensation program in prior years (over 95% support in each of the previous six years). In connection with the result, as well as the DigitalGlobe Transaction, we spoke numerous times with investors about our governance, performance and strategic plans. With the changing nature of the Company the Compensation Committee designed the Omnibus Plan approved by shareholders last year to allow for the granting of Performance Share Units (“PSUs”) in the future, to better align with current market practice. With the DigitalGlobe Transaction and company transformation, the Compensation Committee determined that it was challenging to set appropriate three‑year performance goals in 2017, so given the shift in grant timing to January, the first performance‑based equity awards are anticipated to be granted in 2019.

Clawback Policy

The Company implemented a clawback policy, effective January 2014 that applies to the NEOs and certain other senior executives. The policy provides that the Company, at the direction of the Compensation Committee, may seek reimbursement for short‑ and long‑term incentive compensation awarded to an executive in situations where: (a) there is a substantial restatement of the Company’s financial statements filed with the securities commissions in Canada (other than a restatement caused by a change in applicable rules or interpretations) and the price of the Shares has substantially decreased as a result of the restatement; (b) the incentive compensation would have been lower had the financial results been properly reported; and (c) the restatement is within three years after the first filing of the financial statements. All awards under the Omnibus Plan are subject to the clawback policy.

Executive Share Ownership Guidelines

To promote a focus on long‑term growth and to align the interests of the Company’s executive officers and directors with those of the shareholders, the Maxar Board of Directors has adopted stock ownership guidelines requiring certain minimum ownership levels of Shares, based on position. Share ownership guidelines require a minimum level of share ownership, set as a multiple of base salary. Once executives have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Compensation Committee. Share ownership guidelines can be met through the holding of Shares. SARs and RSUs (vested or unvested) are not counted towards the minimum level of share ownership. It is important to note that not all Company LTIP plans have allowed the company to deliver Shares to U.S.‑based executives, and therefore some Shares owned by these executives are those purchased, rather than awarded, or Shares delivered as part of a Share Matching Program (the “Matching Program”), which is designed to assist executives in the attainment of these guidelines.

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Position	Guideline
President and CEO	3x base salary
Executive Vice Presidents, Business Unit Presidents, and other designated senior leaders	1.5x base salary

The recommended level of ownership is expected to be attained within five years of the date of assumption of office by the executives.

As of December 31, 2017, Messrs. Lance, McCombe, Zamarian, Stephenson, and Ms. Bortner have been in their executive positions for less than five years. They have five years from the date of assumption of office to attain the recommended tier of share ownership. Mr. Wirasekara has satisfied his guideline.

Anti‑hedging Policy

The Company’s share ownership guidelines and Policy Governing Trading in Securities by Directors and Officers prohibit hedging of share‑based compensation or Shares by officers and directors. More specifically, a director or officer is prohibited from trading in derivatives on the securities of the Company. This policy ensures that the intended alignment between individual and shareholder interests is maintained.

Pension

Mr. Wirasekara participates in the defined benefit pension plan operated by the Company since 2012. Participants in the defined pension benefit plan are required to make contributions under the plan and are entitled to purchase an additional year of credited service for each year of credited service under the plan. The timing and the number of years of credited service they can purchase is limited.

Benefits payable from the plan correspond to 1.5% of the average base salary in the 60 completed consecutive months of service during which the executives are paid their highest salary (up to the maximum earnings according to the Income Tax Act (Canada)) multiplied by the number of years of credited service. The post‑retirement benefits payable are increased by a cost of living adjustment of the lesser of the percentage increase in the average consumer price index and 3%. Bonuses and any other compensation are not considered in the computation of pension benefits. Normal retirement benefits are payable at age 65 and early retirement benefits are payable from age 55 on an unreduced basis.

A supplemental benefit is payable from retirement up to the first of the month the executive attains age 65. The annual supplemental benefit is equal to 1/35th of the age 65 maximum Canada Pension Plan benefit available when the executive retires, times years of credited service.

If the executive selects the normal form of benefit at retirement and later dies, his spouse will be entitled to a benefit equal to 66 2/3% of the benefit the executive was receiving, excluding the supplemental benefit.

During 2016, in order to assure the continued retention by the Company of Mr. Wirasekara, the Company and Mr. Wirasekara agreed to amend his 1999 employment agreement. As part of the amendment, the Company established a retirement compensation arrangement (the “Retirement Compensation Arrangement”) to provide benefits to Mr. Wirasekara on or after his retirement. In conjunction with this arrangement, the Company has established a trust, of which Mr. Wirasekara is the primary beneficiary. The Company is contributing C$5,280,000 to the trust, in equal quarterly amounts of C$480,000, over a three‑year term that commenced October 1, 2016. In the event of voluntary retirement or resignation by Mr. Wirasekara or the termination of Mr. Wirasekara’s employment by the Company for cause, the Company’s obligation to make contributions will cease and the balance in the trust on that date will be distributed to Mr. Wirasekara in accordance with the terms of the trust. The Company’s required contributions to the trust will be accelerated and become immediately due in the event of termination of Mr. Wirasekara’s employment by the Company without cause, by Mr. Wirasekara for good reason, or on death or disability. The Company is a contingent beneficiary of the trust and will be entitled to distributions from the trust under certain circumstances. During 2017, Mr. Wirasekara earned C$1,920,000 with respect to the Retirement Compensation Arrangement, and an additional contribution of C$36,000 was made in 2017 as a correction to earned 2016 contributions.

Share Matching Program

The Company offers a Matching Program, whereby senior executives including the CEO and the NEOs are granted one Share for every three Shares that are held for a consecutive period of three years. Shares are purchased on

MAXAR | 2018 | Management Proxy Circular | Page 39

the open market to satisfy obligations under the Matching Program. As the CEO, CFO and the other NEOs only receive Shares under the Matching Program after three years, the Matching Program promotes retention of those executives. The Matching Program also provides an alignment with the investment objectives of shareholders.

As at December 31, 2017, 25 senior executives were eligible for participation in the Matching Program. Participation in the Matching Program is capped at the recommended level of ownership. See also the Section “Executive Share Ownership Guidelines”. The Company’s matching obligation terminates once the recommended level of ownership is met and is not adjusted or “re‑started” if the executive was to sell his or her Shares.

Benefits and Perquisites

The Company offers only limited perquisites to the CEO and the other NEOs, and only when such perquisites provide competitive value, promote the retention of those executive officers, or promote the efficient performance of their duties. The Company does not believe that perquisites should represent a significant portion of compensation to the CEO and the NEOs.

In 2017, the Company provided relocation benefits to Mr. Lance valued at $932,869, and Mr. McCombe received relocation benefits valued at $13,371. These benefits covered costs of physical relocation to San Francisco, as well as tax gross‑ups provided under our relocation policy and IRS guidelines, arising from their relocations.

Severance and Change of Control Benefits

The Company has an employment agreement with each of Messrs. Lance and Wirasekara. Mr. Lance’s agreement contains severance benefits and Mr. Wirasekara’s agreement provides severance and change of control benefits. Change of control benefits are granted to motivate executive officers to act in the best interests of shareholders in a change of control transaction by removing the distraction of post‑change of control uncertainties faced by executive officers with regard to their continued employment and compensation. The Company believes that where “change of control” provisions are included in an agreement, that “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.

Severance benefits are appropriate, particularly with respect to a termination by the Company without cause or by the employee for good reason, since in these scenarios, both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event. This provides the Company with certainty and the flexibility to make changes in executive management if such change is in the Company’s best interests.

The employment agreement with Mr. Lance was entered into in 2016 whereby the Company provides severance if he resigns for good reason or is terminated without cause, as defined in his employment agreement. If Mr. Lance’s employment with the Company is terminated without cause or by Mr. Lance for good reason, the Company shall pay severance at a rate equal to Mr. Lance’s current base salary in the year of termination for a period of 36 months. In addition, the outstanding equity awards held my Mr. Lance would continue to vest for the 36 month period following his termination, and are exercisable for a period to their applicable dates of maturity. Assuming a termination under such circumstances took place on December 31, 2017, Mr. Lance would have received $2,550,000 in lieu of salary over a period of 36 months.

The employment agreement with Mr. Wirasekara was put in place prior to the Company’s initial public offering in 2000 and was amended as of September 2016 in order to ensure Mr. Wirasekara’s retention. Severance is provided if Mr. Wirasekara is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control, as defined in the employment agreement, must occur; and (ii) within 24 months of such change of control, Mr. Wirasekara’s employment must be terminated without cause or for good reason. The employment agreement with Mr. Wirasekara provides severance payment in the event of termination without cause or for good reason in the amount of 30 months of base salary plus bonus, including the cost to the Company of providing or maintaining his employee benefits for a period of two years after the date of termination, paid in a lump sum. Additionally, the outstanding equity awards immediately vest and are exercisable for a period to their applicable dates of maturity. Mr. Wirasekara would also be entitled to receive all benefits payable to him under any of the Company’s plans or agreements relating to retirement benefits. Assuming a termination under such circumstances took place on December 31, 2017, Mr. Wirasekara would have received a lump sum severance payment of $645,763 in base salary, $329,340 in bonus, and $70,377 in benefits assuming the Company did not provide continuation of benefits.

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Pursuant to term sheets agreed to between the Company and executives upon hire, Messrs. McCombe, Zamarian, and Stephenson, and Ms. Bortner are entitled to severance benefits. In the event that their employment is terminated without cause or they resign employment for good reason as these terms are defined in their term sheets, the executives will be paid severance in an amount equal to their then current base salary for a period of 12 months on a salary continuation basis. Assuming a termination under such circumstances took place on December 31, 2017, the following severance amounts would have been paid for 12 months on a salary continuation basis: Mr. McCombe $440,000, Mr. Zamarian $500,000, Mr. Stephenson $475,000, and Ms. Bortner $440,000.

For Mr. Zamarian, in addition to the severance benefit above, should his employment be terminated by the Company without cause or if he resigns for good reason, Mr. Zamarian’s outstanding equity awards would continue to vest for an additional 24 months after his termination date, and he would be entitled to exercise any vested awards up to and until their original maturity date.

In the event of a change of control of the Company, as defined in each of the Company’s long‑term incentive plans (other than the Omnibus Plan), all unvested awards granted under such plans will immediately vest and are paid out. In the event of a change of the Company as defined in the Omnibus Plan if either: (i) the surviving corporation or successor fails to assume the obligations under the awards; or (ii) the awards are assumed, converted or replaced and during the one year period following the event, the participant is terminated, the unvested awards granted under such plans will immediately vest and be paid out. Assuming a change of control took place on December 31, 2017 and the relevant employee was terminated on such date, based on the closing price of the Shares on the TSX on December 29, 2017, the value of awards that have not vested that would be payable for each NEO was as follows: Mr. Lance $6,385,147, Mr. McCombe $1,642,380, Mr. Wirasekara $1,226,283, Mr. Zamarian $3,524,429, Mr. Stephenson $1,494,376, and Ms. Bortner $1,275,526.

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EXECUTIVE COMPENSATION

The following tables set forth compensation earned by the Company’s CEO and other NEOs in fiscal years 2015, 2016 and 2017.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Share‑ Based Awards (Restricted Stock Units)(2)(17) ($)	Option‑ Based Awards (SARs Awards)(3)(17) ($)	Non‑Equity Incentive Plan Compensation — Annual Incentive Plans ($)(13)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Howard L. Lance(4)	2017	849,038	4,107,091	1,036,590	1,715,850	Nil	985,144(5)	8,693,713
President and Chief	2016	553,767	Nil	4,364,707	766,667	Nil	211,947(6)	5,897,088
Executive Officer	2015	—	—	—	—	—	—	—
William McCombe	2017	449,618	993,542	250,757	567,150	Nil	35,964	2,297,031
Senior Vice President and	2016	419,841	Nil	712,423	306,831	Nil	249,427(9)	1,688,522
Chief Financial Officer*	2015	400,000	Nil	452,560	Nil	Nil	5,313	857,873
Anil Wirasekara	2017	257,119	674,489	170,234	327,268	1,480,440(8)	35,189	2,944,739
Executive Vice President,	2016	246,681	Nil	574,677	287,172(7)	456,774(8)	34,868	1,600,172
Finance (former Chief Financial Officer)(1)*	2015	249,472	Nil	766,690	138,813	106,202	10,966	1,272,143
Bruce Stephenson(14)	2017	463,000	891,847	225,081	599,440	Nil	170,063(10)	2,349,431
Senior Vice President and	2016	97,308	Nil	621,022	106,375	Nil	18,408	843,113
Chief Strategy and Corporate Development Officer	2015	—	—	—	—	—	—	—
Dario Zamarian(15)	2017	211,538	1,173,463	2,189,335	132,300	Nil	124,003(11)	3,830,639
Group President, SSL	2016	—	—	—	—	—	—	—
	2015	—	—	—	—	—	—	—
Andrea Bortner	2017	427,807	762,773	192,509	506,456	Nil	36,755	1,926,300
Senior Vice President and	2016	129,231	Nil	528,332	92,000	Nil	81,003(12)	830,566
Chief Human Resources Officer(16)	2015	—	—	—	—	—	—	—

*      Effective February 25, 2018, Mr. McCombe stepped down from the CFO position of the Company and Mr. Wirasekara was appointed interim CFO of the Company.

(1)

Compensation paid in Canadian dollars to Mr. Wirasekara is translated into U.S. dollars at the average exchange rate for the year (2017: Cdn$1.00 = US$0.77106; 2016: Cdn$1.00 = US$0.7544; 2015: Cdn$1.00 = US$0.7820).

(2)

Unless otherwise indicated, awards granted under the Share‑Based Awards column are RSUs awarded pursuant to the Company’s long‑term incentive plans. For more information on the RSUs and the Company’s long‑term incentive plans, see the section entitled “Elements of Compensation — Long‑Term Incentive Compensation”. The amounts reported in the “Share‑Based Awards” column of the table above for each fiscal year represent the aggregate grant date fair value of share‑based awards computed in accordance with IFRS 2 for RSUs. For further information on the method used for the determination of the number of RSUs awarded to each of the NEOs, see the section entitled “Elements of Compensation — Long‑Term Incentive Compensation”. The fair market value is determined in Canadian dollars and translated to US dollars at the exchange rate on the date of grant.

(3)

Unless otherwise indicated, awards granted under the Option‑Based Awards column are SARs awarded pursuant to the Company’s long‑term incentive plans. For more information on the SARs and the Company’s long‑term incentive plans, see the section entitled “Elements of Compensation — Long‑Term Incentive Compensation”. The SARs are valued using the Black‑Scholes option pricing model. The valuation method is chosen to reflect the variability of the price of Shares on the value of the SARs and the vesting and expiration dates of the SARs. For further information on the method used for the determination of the number of SARs awarded to each of the NEOs, see the section entitled “Elements of Compensation — Long‑Term Incentive Compensation”. The fair market value is determined in Canadian dollars and translated to US dollars at the exchange rate on the date of grant.

(4)

Mr. Lance assumed his current position as President and CEO in May 2016. Compensation amounts for 2016 are pro‑rated for the period of employment. Mr. Lance did not receive compensation in his role as a director of Maxar. The 2016 Option Based Awards value includes a new hire grant with a FMV of $2,047,460, and an annual award with a FMV of $2,317,247.

(5)	This amount includes $932,869 associated with Mr. Lance’s relocation.
(6)	This amount includes $91,218 associated with Mr. Lance’s relocation and a $100,000 signing bonus paid upon his hiring.
(7)	This amount includes $145,330 paid to Mr. Wirasekara with respect to prior amounts due under his employment agreement.
(8)

This amount also includes payments made under a retirement compensation agreement for Mr. Wirasekara. For more information, see the section entitled “Additional Compensation Policies and Practices — Pension”.

(9)	This amount includes $239,954 associated with Mr. McCombe’s relocation and an allowance for temporary living expenses.

Page 42 MAXAR | 2018 | Management Proxy Circular

(10)	This amount includes $125,090 associated with Mr. Stephenson’s relocation.
(11)	This amount includes a $100,000 signing bonus paid to Mr. Zamarian upon his hiring.
(12)	This amount includes $69,126 associated with Ms. Bortner’s relocation.
(13)

The non‑equity incentive plan compensation includes amounts paid to these individuals upon the closing of the DigitalGlobe Transaction in October 2017. (Mr. Lance: $1,000,000; Mr. Wirasekara: $234,856; Mr. McCombe: $300,000; Mr. Stephenson: $300,000; and Ms. Bortner: $300,000).

(14)	Mr. Stephenson assumed his current position in May 2016. Compensation amounts for 2016 are pro‑rated for the period of employment.
(15)	Mr. Zamarian assumed his current position in July 2017. The 2017 Option Based Awards value includes a new hire grant with a FMV of $1,893,161, and an annual award with a FMV of $320,927.
(16)	Ms. Bortner assumed her current position in November 2016. Compensation amounts for 2016 are pro‑rated for the period of employment.
(17)	For all periods, equity awards are reported in the year they were granted.

Outstanding Restricted Stock Units and SARs Awards Table

	SARs Awards				Restricted Stock Units
Name	Number of Securities Underlying Unexercised SARs	Exercise Price ($)(1)	Expiration Date	Value of Unexercised In‑ the‑Money SARs(2) ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Restricted Stock Units that Have Not Vested ($)(2)	Market or Payout Value of vested Restricted Stock Units not paid out or distributed ($)
Howard L.	2016 Plan — 175,000	69.59	May 1, 2021	—	—	—	—
Lance	2017 Plan — 250,000	53.15	Nov. 30, 2026	2,827,895	—	—	—
	2018 Plan — 76,505	66.77	Dec. 31, 2027	—	2018 Plan — 66,153	4,264,227	—
William	2014 Plan — 42,500	66.59	Mar 9, 2019	—	—	—	—
McCombe	2015 Plan — 42,500	69.86	Dec. 7, 2019	—	—	—	—
	2016 Plan — 42,500	68.36	Nov. 30, 2020	—	—	—	—
	2016 Plan — 4,500	68.31	Aug 2, 2021	—	—	—	—
	2017 Plan — 72,000	53.15	Nov. 30, 2026	814,434	—	—	—
	2018 Plan — 18,507	66.77	Dec. 31, 2027	—	2018 Plan — 16,003	1,031,554	—
	2018 Plan — 18,507	66.77	Dec. 31, 2027	—	2018 Plan — 16,003	1,031,554	—
Anil Wirasekara	2014 Plan — 52,000	65.21	Dec. 1, 2018	—	—	—	—
	2015 Plan — 72,000	69.86	Dec. 7, 2019	—	—	—	—
	2016 Plan — 72,000	68.36	Nov. 30, 2020	—	—	—	—
	2017 Plan — 62,000	53.15	Nov. 30, 2026	701,318	—	—	—
	2018 Plan — 12,564	66.77	Dec. 31, 2027	—	2018 Plan — 10,864	700,294	—
Bruce	2017 Plan — 67,000	53.15	Nov. 30, 2026	757,876	—	—	—
Stephenson	2018 Plan — 16,612	66.77	Dec. 31, 2027	—	2018 Plan — 14,365	925,969	—
Dario Zamarian	2017 Plan — 191,717	52.43	July 16, 2027	2,306,070	—	—	—
	2018 Plan — 21,859	66.77	Dec. 31, 2027	—	2018 Plan — 18,901	1,218,360	—
Andrea Bortner	2017 Plan — 57,000	53.15	Nov. 30, 2026	644,760	—	—	—
	2018 Plan — 14,208	66.77	Dec. 31, 2027	—	2018 Plan — 12,286	791,956	—
(1)	Exercise prices are determined in Canadian dollars and were converted to US dollars using the exchange rate as of December 31, 2017 (Cdn$1.00 = US$0.7966).
(2)

Calculated by using the closing market price of the Shares on December 31, 2017, which was Cdn$80.92 per share, translated into US dollars using the exchange rate as of December 31, 2017(Cdn$1.00 = US$0.7966).

MAXAR | 2018 | Management Proxy Circular | Page 43

Incentive Plan Awards — Value Vested or Earned During the Year Table

Name	SARs awards — Value vested during the year(1) ($)	Restricted Stock Units — Value vested during the year ($)	Non‑equity incentive plan compensation — Value earned during the year ($)
Howard L. Lance	732,601	—	1,715,850
William McCombe	210,989	—	567,150
Anil Wirasekara	181,685	—	327,268
Bruce Stephenson	196,337	—	599,440
Dario Zamarian	—	—	132,300
Andrea Bortner	167,033	—	506,456
(1)

LTIP Units vested in 2017 under the LTIPs for 2014, 2015, 2016 and 2017, based on the market value of the underlying units on the vesting date. The applicable LTIPs provide for a holder of LTIP Units, upon exercise, to receive the positive difference between the average closing price of the Shares on the TSX for the five trading days up to and including the exercise date and the base price at which the LTIP Units were issued multiplied by the number of LTIP Units exercised. See the section entitled “Other Information — Long‑Term Incentive Plans” for a description of the plans.

PERFORMANCE CHART

The following chart shows the shareholder return on Shares for the 5‑year period from December 31, 2012 to December 31, 2017, together with the cumulative return for the S&P/TSX Composite Index for the same period, based on the closing price on the last trading day of each year. The chart assumes an initial investment of $100.

The cash compensation of the CEO and the other NEOs (including any payments made on retirement) was generally linked to the Company’s operating earnings during that period. Cash compensation of the CEO and the other NEOs remained fairly constant over the period. The cash compensation paid for U.S. officers reflects the compensation required to be paid for those individuals, reflecting competitive compensation. The long‑term stock based incentive awards are directly affected by the price of Shares, both positively and negatively. See the section entitled “Executive Compensation — Summary Compensation Table”.

Page 44 MAXAR | 2018 | Management Proxy Circular

Other Information

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following tables set out information about the Company’s equity compensation plans in respect of securities authorized for issuance as at the end of the financial year ended December 31, 2017 and March 20, 2018, respectively.

December 31, 2017

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted‑average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders
•2013‑2015 Plans(1)	8,162	C$ 85.69	751,864
•2016 Plan(2)	4,149	C$ 85.07	195,851
•2017 Plan(3)	295,588	C$ 66.74	0
•Omnibus Plan(4)	590,663	N/A	260,990
•DSU Plan(5)	N/A	N/A	6,382
•ESPP(6)	N/A	N/A	192,443
•DG Equity Plan(7)	470,081	N/A	N/A
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	1,368,643	N/A	1,407,530
(1)

The Shares may be issued from treasury to certain grantees at the discretion of the Company, with the exception of U.S. employees. This amount represents, in accordance with the terms and conditions of the plans, the total number of Shares issuable upon exercise of outstanding SARs determined net of the exercise price of such SARs as of December 31, 2017 with a fair market value (“FMV”) of C$80.92 (7,311 net issuable Shares from the 2013 Plan with a weighted average exercise price of C$64.60 and weighted average remaining term of .16 years with a total of 68,885 SARs outstanding, 0 net issuable Shares from the 2014 Plan with a weighted average exercise price of C$82.79 and weighted average remaining term of .98 years with a total of 1,100,873 SARs outstanding, 851 net issuable Shares from the 2015 Plan with a weighted average exercise price of C$89.29 and weighted average remaining term of 2.08 years with a total of 1,295,908 SARs outstanding). The Company will not be granting any further awards under these plans.

(2)

The Shares may be issued from treasury to certain grantees at the discretion of the Company. This amount represents, in accordance with the terms and conditions of the plan, the total number of Shares issuable upon exercise of outstanding SARs determined net of the exercise price of such SARs as of December 31, 2017 with a FMV of C$80.92 (4,149 net issuable Shares from the 2016 Plan with a weighted average exercise price of C$85.07 and weighted average remaining term of 3.13 years with a total of 1,510,324 SARs outstanding). The Company will not be granting any further awards under this plan.

(3)

The Shares may be issued from treasury to certain grantees at the discretion of the Company. This amount represents, in accordance with the terms and conditions of the plan, the total number of Shares issuable upon exercise of outstanding SARs determined net of the exercise price of such SARs as of December 31, 2017 with a FMV of C$80.92 (295,588 net issuable Shares from the 2017 Plan with a weighted average exercise price of C$66.74 and weighted average remaining term of 9.0 years with a total of 1,751,722 SARs outstanding). The Company will not be granting any further awards under this plan.

(4)

Represents 590,663 RSUs outstanding with a weighted average remaining term of 3.00 years and 249,293 SARs with a weighted average exercise price of C$84.28 and weighted average remaining term of 9.95 years.

(5)	The Shares may be issued from treasury to independent directors at the discretion of the Company. There are 79,460 DSUs outstanding as of December 31, 2018.
(6)	There are no options, warrants or rights issued under the ESPP.
(7)

In connection with the DigitalGlobe Transaction, the Company assumed this DigitalGlobe equity compensation plan and issued RSUs to holders of DigitalGlobe RSUs. The company is not permitted to grant additional awards under this plan.

MAXAR | 2018 | Management Proxy Circular | Page 45

March 20, 2018

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted‑average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders
•2013‑2015 Plans(1)	0	C$ 85.91	679,978
•2016 Plan(2)	0	C$ 85.04	200,000
•2017 Plan(3)	0	C$ 66.74	295,588
•Omnibus Plan(4)	603,162	N/A	266,052
•DSU Plan(5)	N/A	N/A	6,382
•ESPP(6)	N/A	N/A	174,748
•DG Equity Plan(7)	325,864	N/A	N/A
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	929,026	N/A	1,622,748
(1)

The Shares may be issued from treasury to certain grantees at the discretion of the Company, with the exception of U.S. employees. This amount represents, in accordance with the terms and conditions of the plans, the total number of Shares issuable upon exercise of outstanding SARs determined net of the exercise price of such SARs as of March 20, 2018 with a FMV of C$58.35 (no net issuable Shares from the 2013 Plan with a weighted average exercise price of C$68.95 and weighted average remaining term of .03 years with a total of 38,334 SARs outstanding, no net issuable Shares from the 2014 Plan with a weighted average exercise price of C$82.55 and weighted average remaining term of .75 years with a total of 1,004,823 SARs outstanding, and no net issuable Shares from the 2015 Plan with a weighted average exercise price of C$89.43 and weighted average remaining term of 1.87 years with a total of 1,142,508 SARs outstanding). The Company will not be granting any further awards under these plans.

(2)

The Shares may be issued from treasury to certain grantees at the discretion of the Company. This amount represents, in accordance with the terms and conditions of the plan, the total number of Shares issuable upon exercise of outstanding SARs determined net of the exercise price of such SARs as of March 20, 2018 with a FMV of C$58.35 (no net issuable Shares from the 2016 Plan with a weighted average exercise price of C$85.04 and weighted average remaining term of 2.92 years with a total of 1,458,326 SARs outstanding). The Company will not be granting any further awards under this plan.

(3)

The Shares may be issued from treasury to certain grantees at the discretion of the Company. This amount represents, in accordance with the terms and conditions of the plan, the total number of Shares issuable upon exercise of outstanding SARs determined net of the exercise price of such SARs as of March 20, 2018 with a FMV of C$58.35 (no net issuable Shares from the 2017 Plan with a weighted average exercise price of C$66.74 and weighted average remaining term of 9.0 years with a total of 1,730,498 SARs outstanding). The Company will not be granting any further awards under this plan.

(4)

Represents 603,162 RSUs outstanding with a weighted average remaining term of 2.94 years and 230,786 SARs with a weighted average exercise price of C$84.28 and weighted average remaining term of 9.74 years.

(5)	The Shares may be issued from treasury to independent directors at the discretion of the Company. There are 79,460 DSUs outstanding as of March 20, 2018.
(6)	There are no options, warrants or rights issued under the ESPP.
(7)

In connection with the DigitalGlobe Transaction, the Company assumed this DigitalGlobe equity compensation plan and issued RSUs to holders of DigitalGlobe RSUs. The company is not permitted to grant additional awards under this plan.

The following summaries are qualified in their entirety by the full text of the Company’s security based compensation arrangements and/or any individual grant agreement.

LONG‑TERM INCENTIVE PLANS

The Company has the following long term incentive plans: the 2012 Long‑term Incentive Plan (the “2012 Plan”), the 2013 Long‑term Incentive Plan (the “2013 Plan”), the 2014 Long‑term Incentive Plan (the “2014 Plan”), the 2015 Long‑term Incentive Plan (the “2015 Plan”), the 2016 Long‑term Incentive Plan (the “2016 Plan” and together with the 2012 Plan, the 2013 Plan, the 2014 Plan and the 2015 Plan, the “Pre‑2017 Plans”), the 2017 Long‑Term Incentive Plan (the “2017 Plan”) and the Omnibus Equity Incentive Plan (the “Omnibus Plan”) pursuant to which Shares may be issued by the Company from treasury.

Page 46 MAXAR | 2018 | Management Proxy Circular

Pre‑2017 Plans

Under the Pre‑2017 Plans, LTIP Units may be granted to employees of the Company and its subsidiaries. No LTIP Units may be issued under the LTIP to any director of a subsidiary of the Company who is not an employee (as defined under the Income Tax Act (Canada) or other applicable taxation legislation in the jurisdiction of the subsidiary).

The Pre‑2017 Plans provide for the issuance to designated individuals of LTIP Units, the value of which is determined based on the positive difference between the average closing trading price of the Shares on the TSX for the five trading days up to and including the applicable date of determination under the Pre‑2017 Plans and the base price at which the LTIP Units were issued. LTIP Units are issued to approximately 600 employees across the Company and its subsidiaries in any one year.

The Pre‑2017 Plans provide that the base price of an LTIP Unit is equal to the closing market price of the Shares on the date of grant. When LTIP Units are exercised, as permitted under the Pre‑2017 Plans, they are satisfied by payments in cash or by the delivery of Shares. The amount payable is the increased value of an LTIP Unit, which is the difference between the average of the closing trading price of the Shares on the TSX for the 5 trading days up to and including the date of exercise and its base price (the “AU Value”). The “Base Price” for an LTIP Unit means the Fair Market Value (as defined in the applicable Plan) of a Share on the date of grant of the LTIP Unit, less the dollar value of any extraordinary dividend paid by the Company on the Shares.

The Shares issued under the Pre‑2017 Plans may be purchased in the secondary market (through a third party independent of the Company) or at the discretion of the Company issued from treasury. In the event of an issue of Shares from treasury, the grantee is required to concurrently pay to the Company the amounts that must be withheld under applicable income tax laws with respect to that surrender (the “Deductions”).

The Pre‑2017 Plans provide that LTIP Units granted thereunder vest in thirds on the first, second and third anniversary of the date of grant of such awards. The maturity date of LTIP Units awarded under the Pre‑2017 Plans is midnight on the business day that is five years after the date of grant of such units, provided that if such maturity date falls within a black‑out period, the maturity date will be extended by 10 business days after the expiration of the black‑out period.

The Pre‑2017 Plans provide that: (i) the aggregate number of Shares reserved for issuance under the Pre‑2017 Plans, when combined with all Shares issuable under all other compensation arrangements pursuant to which Shares from treasury are being issued (“other compensation arrangements”), may not exceed 10% of the issued and outstanding Shares; (ii) the aggregate number of the Shares issuable to insiders under the Pre‑2017 Plans and under all other compensation arrangements may not exceed 10% of the issued and outstanding Shares; and (iii) the aggregate number of Shares issued to insiders under the Pre‑2017 Plans and any other compensation arrangement in any one year shall not exceed 10% of the issued and outstanding Shares.

The Pre‑2017 Plans provide that the rights of a grantee thereunder may not be assigned, encumbered, pledged, transferred or alienated in any way other than by will or pursuant to the laws of succession, as is provided in the Pre‑2017 Plans.

The Pre‑2017 Plans provide that in the event of: a dissolution or liquidation of the Company; any reorganization, merger, amalgamation, arrangement, consolidation or business combination as a result of which the Company shall cease to exist or will become a subsidiary of another non‑related entity or there shall be a change of control (as defined in the Income Tax Act (Canada)); a sale of all or substantially all the assets of the Company to an unrelated entity; or a sale of equity securities to one or more persons resulting in such persons holding more than 80% of the voting power of all equity securities of the Company, then all LTIP Units are accelerated and are earned. They will be vested and exercisable on the completion of the terminating transaction, and the LTIP Units will be treated in the same manner as Shares held by shareholders are treated in any such terminating transaction as hereinbefore described and the Pre‑2017 Plans terminate on such event.

The Maxar Board of Directors may, in its sole discretion, at any time and from time to time: (i) amend or suspend the Pre‑2017 Plans in whole or in part; (ii) amend or discontinue any LTIP Unit granted under the Pre‑2017 Plans; and (iii) terminate the Pre‑2017 Plans without prior notice to or approval by any holders of LTIP Units or shareholders of the company. Notwithstanding the foregoing, no amendment may be made to the Pre‑2017 Plans

MAXAR | 2018 | Management Proxy Circular | Page 47

or any LTIP Unit to change the Base Price or the determination of the AU Value. In addition, no amendment to the following provisions of the Pre‑2017 Plans may be made without shareholder approval:

•	the number of Shares reserved for issuance under the Pre‑2017 Plans (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);
•

the definition of “Grantee” under the Pre‑2017 Plans or the eligibility requirements for participating in the Pre‑2017 Plans, where such amendment would have the potential of broadening or increasing insider participation, including permitting any independent directors of a subsidiary of the Company to be “Grantees”;

•	the extension of any right of a Grantee under the Pre‑2017 Plans beyond the date on which such right would have originally matured; and
•	the terms of the amending provisions of the Pre‑2017 Plans.

LTIP Units granted under the Pre‑2017 Plans may not be transferred, encumbered, pledged or alienated in any way other than by will or by the laws of succession. LTIP Units may only be exercised by the person to which they were awarded.

In the event of a stock dividend, share split or combination of Shares, exchange of securities, distribution payable in Shares, recapitalization or other change in the Company’s capital stock, the number and kind of securities subject to grants or conversions then outstanding or subsequently awarded under the Pre‑2017 Plans, the maximum number of LTIP Units under the Pre‑2017 Plans, and other relevant provisions shall be appropriately adjusted by the Maxar Board of Directors, so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event.

The 2014 Plan, the 2015 Plan and the 2016 Plan also contain a provision which permits a grantee, other than a U.S. taxpayer, to elect to exercise a right to receive Shares from treasury by paying to the Company an amount equal to the base price multiplied by the number of LTIP Units being exercised plus the Deductions. The Company, at its sole discretion, may also deliver Shares to the grantee representing the appreciation of the share value in which event the grantee shall pay to the Company an amount equal to all Deductions. In addition, the 2014 Plan, the 2015 Plan and the 2016 Plan contain a provision which permits the Company to elect not to take any deduction for the purposes of calculating its income tax, any amount payable to a grantee if a grantee is paid out in cash on the surrender of LTIP Units. The Company has made that election under the 2014 Plan, the 2015 Plan and the 2016 Plan.

The following paragraphs summarizes certain additional terms of each Pre‑2017 Plans.

2013 – 2015 Long‑Term Incentive Plans: An aggregate of 1,720,000, 1,700,000 and 1,700,000 LTIP Units may be granted under the 2013 Plan, the 2014 Plan and the 2015 Plan, respectively. The maximum number of Shares issuable under the 2013 Plan, the 2014 Plan and the 2015 Plan, together with the Company’s other security based compensation plans, is 10% of the issued and outstanding Shares. A total of 800,000 Shares were reserved for issuance under the 2012‑2015 Plans. As of March 20, 2018, 2,185,665 LTIP Units were outstanding under the 2013‑2015 Plans, with a weighted average exercise price of C$85.91. Based on the closing price of C$58.35 of the Shares on the TSX on March 20, 2018 no Shares would be issued to settle the outstanding LTIP Units under the 2013‑2015 Plans. On this basis, 679,978 Shares remain available for issuance under the 2016 Plan, representing 1.21% of the issued and outstanding Shares. The company will not be granting any further awards under these plans.

In the event of an employee’s termination for any reason other than for “cause” (as defined in the 2013−2015 Plans) or by reason of death or total disability, and subject to the terms of any award agreement, all LTIP Units granted to such employee which have vested will be deemed to have matured: (i) on the day after the notice of termination of the employee’s position(s) is given; or (ii) if a period of notice is given during which the employee is required to work, the day at the end of that period or the last day of work, whichever is first. An employee who provides notice of termination has 30 days from the date of such notice to exercise any vested LTIP Units. Any LTIP Units which have not vested at the time an employee ceases to be employed shall be cancelled at such time. In the event of death, total disability, or retirement of an employee of a subsidiary of the Company, all LTIP Units shall continue to be held as if the employee had not died or become disabled. Unless otherwise provided in an award agreement, all LTIP Units shall be forfeited on a termination for “cause”.

2016 Plan: An aggregate of 1,700,000 LTIP Units may be granted under the 2016 Plan. The maximum number of Shares issuable under the 2016 Plan, together with the Company’s other security based compensation plans, is

Page 48 MAXAR | 2018 | Management Proxy Circular

10% of the issued and outstanding Shares from time to time. 200,000 Shares were reserved for issuance under the 2016 Plan. As of March 20, 2018, 1,458,326 LTIP Units were outstanding under the 2016 Plan, with a weighted average exercise price of C$85.04. Based on the closing price of C$58.35 on the TSX on March 20, 2018, no Shares would be issued to settle the outstanding LTIP Units under the 2016 Plan. On this basis, 200,000 Shares remain available for issuance under the 2016 Plan, representing 0.35% of the issued and outstanding Shares. The company will not be granting any further awards under this plan.

Termination provisions under the 2016 Plan similar to those in the 2013‑2015 Plans, however LTIP Units will not be held in the case of death, retirement or disability as through the employee has not died or become disabled. This provision was modified in the 2016 Plan to provide that in the event of death or disability, LTIP Units will vest on the date of death or termination for disability, and must be exercised within a period of 30 days after the date of termination and if not so exercised within that period, will be deemed to have matured and be cancelled, and all unvested LTIP Units will be deemed to have matured and cancelled on the date of death or termination for disability.

2017 Long‑Term Incentive Plan

An aggregate of 1,900,000 LTIP Units may be granted under the 2017 Plan. The maximum number of Shares issuable under the 2017 Plan, together with the Company’s other security based compensation plans, is 10% of the issued and outstanding Shares from time to time. 300,000 Shares were reserved for issuance under the 2017 Plan. As of March 20, 2018, 1,730,498 LTIP Units were outstanding under the 2017 Plan, with a weighted average exercise price of C$66.74. Based on the closing price of C$58.35 on the TSX on March 20, 2018, no Shares would be issued to settle the outstanding LTIP Units under the 2017 Plan. On this basis, 295,588 Shares remain available for issuance under the 2017 Plan, representing 0.52% of the issued and outstanding Shares. The company will not be granting any further awards under this plan.

The 2017 Plan maximum and maximum Shares issuable to insiders are the same as under the Pre‑2017 Plans. The 2017 Plan does not restrict the number of securities any one person or company is entitled to receive thereunder.

LTIP Units awarded under the 2017 Plan vest in quarters on the first, second, third and fourth anniversary of the date of grant of such awards. The maturity date of LTIP Units awarded under the 2017 Plan is midnight on the business day that is ten years after the date of grant of such units, provided that if such maturity date falls within a black‑out period, the maturity date will be extended by 10 business days after the expiration of the black‑out period. The limitations of awards, as well as the formula for calculating the market value of share appreciation rights, are the same as under the Pre‑2017 Plans.

The termination, amendment, change in capital stock and assignment provisions under the 2017 Plan are substantially similar to those under the Pre‑2017 Plans. However under the 2017 Plan, LTIP Units shall vest upon the specified vesting date or expire, if, in the event of death, units are not exercised within six months after the date of death. In addition, no amendment may be made that would permit Awards or LTIP Units to be transferable or assignable, other than for normal estate settlement purposes.

The 2017 Plan contains the same provisions regarding dissolution and liquidation of the Company as under the Pre‑2017 Plans. In addition, in the event of any reorganization, merger, amalgamation, arrangement, consolidation or business combination as a result of which the Company shall cease to exist or will become a subsidiary of another non‑related entity or there shall be a change of control (as defined in the Income Tax Act (Canada)) if the shareholders as a group prior to such event hold less than a majority of the Shares, or a sale of all or substantially all the assets of the Company to an unrelated entity, or a sale to one person (or two or more persons acting in concert), other than to a subsidiary of the Company, immediately prior to such event, of equity securities of the Company resulting in such person or persons holding Shares representing at least 50% or more of the aggregate voting power of all outstanding equity securities of the Company, then all LTIP Units are accelerated and are earned.

Omnibus Equity Incentive Plan

The Maxar Board of Directors adopted the Omnibus Plan in February 2017 and the shareholders approved the Omnibus Plan in July 2017. The Omnibus Plan was established to attract and retain key personnel by providing them the opportunity to acquire an equity interest in the Company or other incentive compensation measured by reference to the value of Shares or other performance objectives, and align the interests of key personnel with those of shareholders. The Omnibus Plan provides for grants to eligible employees, officers, consultants or advisors of the Company and its subsidiaries of stock options, long‑term incentive units (“Omnibus LTIPs”), RSUs, and PSUs

MAXAR | 2018 | Management Proxy Circular | Page 49

in order to provide a long‑term incentive compensation to such persons. No awards will be made under the Omnibus Plan to non‑employee directors.

1,100,000 Shares were reserved for issuance under the Omnibus Plan. As of March 20, 2018, 230,786 Omnibus LTIP Units (with a weighted average exercise price of C$84.28) and 603,162 RSUs were outstanding under the Omnibus Plan. Based on the closing price of C$58.35 on the TSX on March 20, 2018, no Shares would be issued to settle the outstanding Omnibus LTIP Units under the Omnibus Plan and 603,162 Shares would be issued to settle the outstanding RSUs under the Omnibus Plan, representing approximately 1.07% of the total outstanding Shares. On this basis, 266,052 Shares remain available for issuance under the Omnibus Plan, representing 0.47% of the issued and outstanding Shares. The Omnibus Plan has a term of ten years.

The Omnibus Plan provides that the number of Shares issuable to insiders of the Company at any time, and the number of Shares issued to insiders of the Company within any one‑year period, under the Omnibus Plan or when combined with all of the Company’s other equity‑based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares as of any date of determination, respectively. No award may vest earlier than the first anniversary of the date of grant. In no event shall awards be issued with a shorter vesting period in respect of Shares in excess of 5% of the aggregate number of Shares authorized for issuance under the Omnibus Plan. The Compensation Committee will not be restricted from accelerating the vesting of any award in circumstances it deems appropriate.

Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Plan).

Fair Market Value: The Omnibus Plan provides that “fair market value” means, with respect to a Share, on a given date, the closing sales price as of such date on the TSX (and if no sales occur on such date, on the last preceding date on which a sale was reported). If the Shares are not listed, traded, or otherwise reported on the TSX for whatever reason, or any other national securities exchange or over the counter, the Compensation Committee or the Maxar Board will determine in its discretion the fair market value in such manner as it deems appropriate in accordance with the terms of the Omnibus Plan.

Omnibus LTIPs: The strike price per Share for each Omnibus LTIP shall not be less than the fair market value of such Share, determined on the last trading date immediately prior to the date of grant, and the maximum term of the Omnibus LTIP is ten years from the date of grant; provided, that if the term of an Omnibus LTIP would expire at a time when trading in the Shares is prohibited as a result of any black‑out, the Omnibus LTIPs term shall be automatically extended until the 10th day following the expiration of such black‑out period. The Company has the right under the Omnibus Plan to elect, with respect to any participant providing notice to the Company to exercise any Omnibus LTIP: (i) to deliver to the participant a number of Shares having a value equal to the Omnibus LTIP Value multiplied by the number of Omnibus LTIPs being exercised less all Deductions, by having same purchased in the secondary market; or (ii) by issuing to the participant from treasury, a number of Shares equal to the Omnibus LTIP Value multiplied by the number of Omnibus LTIPs being exercised and dividing that product by the closing market price of a Share on the TSX on the day prior to the date of exercise.

RSUs: An RSU is a unit that represents one Share on the date of grant and therefore its value is equal to the fair market value of a Share on the date of grant. RSUs awarded must have a minimum vesting period of one year. An RSU, once vested, may be settled in Shares equal to the number of RSUs earned, or in cash equal to the fair market value of the number of Shares represented by the vested RSU as of the settlement date.

PSUs: The Compensation Committee may grant any award under the Omnibus Plan in the form of a PSU by conditioning the number of Shares earned or vested, or delivered on any payout, under the award on the satisfaction of certain Performance Goals. Performance Goals may differ for different participants. The Compensation Committee may establish these Performance Goals with reference to any goals determined by them.

Stock Options: The Compensation Committee may grant options to purchase Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the United States Internal Revenue Code of 1986 (the “Code”) for incentive stock options, or “non‑qualified,” meaning they are not intended to satisfy the requirements for incentive stock options. All options granted under the Omnibus Plan shall be non‑qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the Omnibus Plan are subject to the terms and conditions established by the Compensation

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Committee. Under the terms of the Omnibus Plan, the exercise price of the options will not be less than 100% of the fair market value of a Share determined on the last trading date immediately prior to the date of grant. Options granted under the Omnibus Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the Omnibus Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to an eligible participant who is a 10% shareholder in which event the exercise price will be 110% of the applicable fair market value); provided, that if the term of a non‑qualified option would expire at a time when trading in the Shares is prohibited by the Company’s insider trading policy, the option’s term shall be automatically extended until the 10th day following the expiration of such prohibition (as long as such extension does not violate Section 409A of the Code).

Termination: In the event that a participant ceases to be an employee for any reason other than termination for cause, by reason of death or disability, all options, Omnibus LTIPs or RSUs which have vested, and PSUs earned will be deemed to have matured on the date of termination and settled, if applicable, at the fair market value on that date, provided that if the termination is by the Company or an affiliate the participant will have 30 days following the date of termination to exercise any options or Omnibus LTIPs. In the event of death, options or Omnibus LTIPs may be exercised by the personal representative for a period of 12 months following the date of death with the Omnibus LTIP Value being determined at the date of death, and RSUs and PSUs will be settled based on the fair market value of a Share at the date of death. In the event of the employment of a participant is terminated as a result of disability, all vested options or Omnibus LTIPs must be exercised within 12 months of the date of the disability termination, which date may be extended to 10 days after the expiry of any black‑out period. Vested RSUs and earned PSUs are settled in the manner as provided in the event of death. In the event of disability, options are settled as provided in the Omnibus Plan. If the participant’s employment with the Company or its affiliates terminates, but such participant continues to provide services with the Company or its affiliates in a non‑employee capacity (including as a non‑employee director), the Compensation Committee may determine the change in status shall not be considered a termination of employment or service with the Company or an affiliate for purposes of the Omnibus Plan.

Shareholder Approval Not Required: For the avoidance of doubt, the Maxar Board of Directors may make changes to the Omnibus Plan and any award outstanding thereunder that do not require the approval of shareholders, which may include, but are not limited to: (i) any amendment of a “housekeeping” nature, including without limitation those made to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision under the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan regarding administration of the Omnibus Plan; (ii) the amendment of the vesting provisions of the Omnibus Plan and any award agreement; (iii) any amendment respecting the administration of the Omnibus Plan; (iv) any amendment necessary to comply with applicable law or the applicable rules of the TSX, or any other national securities exchange or any other regulatory body having authority over the Company or the Shares, the Omnibus Plan, the participants or shareholders; (v) any amendments necessary to comply with the Income Tax Act (Canada) or the Code; and (vi) any other amendment that does not require the approval of shareholders under Section 13(c) of the Omnibus Plan.

Shareholder Approval Required: The Maxar Board of Directors will be required to obtain shareholder approval for the following amendments to the Omnibus Plan or any award outstanding thereunder: (i) any increase in the maximum number of Shares that may be issuable from treasury pursuant to awards granted under the Omnibus Plan, except in the case of an adjustment pursuant to a change in capitalization; (ii) any reduction in the strike price or exercise price after an Omnibus LTIP or option has been granted or any cancellation of an option or Omnibus LTIP and the substitution of that option or Omnibus LTIP with a new option or Omnibus LTIP with a reduced strike price, except in the case of an adjustment pursuant to a change in capitalization; (iii) an extension of the term of an award benefitting an insider of the Company, except in the case of an extension due to a blackout period; (iv) any amendment that increases the limits on awards that may be granted to any participant, except in the case of an adjustment pursuant to a change in capitalization; (v) any amendment that would permit awards granted under the Omnibus Plan to be transferable or assignable other than for normal estate settlement purposes; (vi) a change to the eligible persons, including a change that would have the potential of broadening or increasing participation by insiders or including participation by non‑employee directors; (vii) any amendment requiring the approval of the shareholders under applicable laws or the applicable requirements of the TSX, or any other national securities exchange on which the Company has applied to list the Shares; (viii) any amendment necessary to comply with the Income Tax Act (Canada) or the Code; and (ix) any amendment to the amending provisions of the Omnibus Plan.

The Compensation Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any award theretofore granted or the associated award agreement, prospectively

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or retroactively; provided, that any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award theretofore granted will not to that extent be effective without the consent of the affected participant, holder, or beneficiary; and provided, further that, without shareholder approval: (i) no amendment or modification may reduce the exercise price of any option or the strike price of any Omnibus LTIP; (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any Omnibus LTIP and replace it with a new Omnibus LTIP (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes); and (iii) the Compensation Committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which Shares are listed.

Change in Capitalization: If there is a change in the Company’s capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split‑up, split‑off, spin‑off, combination, repurchase, or exchange of Shares or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee shall make adjustments in a manner that it deems equitable. Such adjustments may be to the number or kind of shares reserved for issuance under the Omnibus Plan, the number or kind of Shares covered by awards then outstanding under the Omnibus Plan, the limitations on awards under the Omnibus Plan, and the exercise price of outstanding options, and such other equitable substitution or adjustments as it may determine appropriate.

Change in Control: The Omnibus Plan provides that in the event of a dissolution or liquidation of the Company, any reorganization, merger, amalgamation, arrangement, consolidation or business combination as a result of which the Company shall cease to exist or will become a subsidiary of another non‑related entity or there shall be a change of control (as defined in the Income Tax Act (Canada)) or the shareholders as a group prior to such event hold less than a majority of the Shares; a sale of all or substantially all the assets of the Company to an unrelated entity; a sale of equity securities to one or more persons resulting in such persons holding more than 50% of the voting power of all equity securities of the Company; or a sale to one person (or two or more persons acting in concert), other than to a subsidiary of the Company immediately prior to such event, of equity securities of the Company resulting in such person or persons holding Shares representing at least 50% or more of the aggregate voting power of all outstanding equity securities of the Company and in such event, either: (i) the surviving corporation or successor fails to assume the obligations under the awards; or (ii) if the awards are assumed, converted or replaced during the one year period following the event, the participant is terminated, then all options, Omnibus LTIPs, RSUs and PSUs are accelerated and are earned. If all awards vest then the change of control price will be the price offered to shareholders in the transaction, the fair market value of the Shares immediately prior to the transaction, the amount per common share delivered in any liquidation, or the amount as determined by the Compensation Committee. For PSUs subject to any performance criteria, the performance criteria will be deemed achieved at the greater of the target level of achievement or actual level of achievement measured at the effective date of the terminating transaction, or the date of termination of employment, as the case may be. All options or Omnibus LTIPs, including those vested on the transaction, may be exercised by the participant until the earlier of the applicable expiry date and one year after (i) the termination date of that participant; or (ii) the effective date of the terminating transaction, as applicable, after which time all Omnibus LTIPs and all vested RSUs shall be settled by the Company in accordance with the Omnibus Plan.

Deferred Share Unit Plan

The Company established a DSU Plan in December 2003 in order to provide for DSUs to be granted to non‑employee directors as a component of their directors’ compensation. The DSU Plan was established to enable the Company to attract and retain the highest stature of directors and through the grant of DSUs to align the interests of directors with those of the shareholders.

The DSU Plan requires non‑employee directors to receive a portion of their director’s compensation in the form of DSUs and permits non‑employee directors to elect to receive DSUs in lieu of all or a portion of their director’s retainer, which is normally paid in cash, unless the director is entitled to elect to receive cash. DSUs will not be paid out until termination of service on the Maxar Board of Directors. The DSU Plan provides that DSUs could be satisfied, at the discretion of the Company, by Shares issued from treasury rather than by the payment in cash. Shares would be issued on the basis of one Share for each DSU held in a DSU account, at a price equal to the closing market price of a Share on the day before the date of the director ceasing to be a director. The director is required to pay the Company an amount equal to the amount of all deductions payable by the director in this event.

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In 2015, shareholders approved the reservation of 100,000 Shares for issuance under the DSU Plan. The aggregate number of Shares issuable to insiders (as defined in the Securities Act (British Columbia)) under the DSU Plan, and any other security based compensation plan of the Company cannot at any time exceed 10% of the issued and outstanding Shares. The aggregate number of Shares issued to insiders (as defined in the Securities Act (British Columbia)) under the DSU Plan, and any other security‑based compensation plan of the Company within a one‑year period, cannot exceed 10% of the issued and outstanding Shares. As of March 20, 2018, 79,460 DSUs were outstanding under the DSU Plan, representing 0.14% of the issued and outstanding Shares. 6,382 Shares remain available for grant under the DSU Plan, representing 0.01% of the issued and outstanding Shares.

The following amendments to the DSU Plan or to DSUs granted thereunder must be approved by the shareholders of the Company: (i) an amendment allowing a participant to transfer DSUs, other than by will or pursuant to the laws of succession; and (ii) an increase in the number of treasury Shares reserved for issuance under the DSU Plan.

Subject to the foregoing paragraph, the Maxar Board of Directors may amend, suspend or terminate the DSU Plan and any DSUs granted thereunder without obtaining the prior approval of the shareholders. However, the Maxar Board of Directors must obtain, where necessary, the prior consent of applicable regulatory authorities and the TSX. Without limiting the generality of the foregoing, the Maxar Board of Directors may decide to: (i) wind up, suspend or terminate the DSU Plan; (ii) terminate a DSU granted under the DSU Plan; (iii) modify the eligibility for, and limitations on, participation in the DSU Plan; (iv) modify the terms on which the DSUs may be granted, terminated, cancelled and adjusted; (v) amend the provisions of the DSU Plan to comply with applicable laws, the requirements of regulatory authorities or applicable stock exchanges; (vi) amend the DSU Plan or a DSU to correct or rectify an ambiguity, a deficient or inapplicable provision, an error or an omission; and (vii) amend a provision of the DSU Plan relating to the administration or technical aspect of the DSU Plan.

The amendments, suspension or termination of the DSU Plan shall not, except with the written consent of the participants concerned, in any way affect the terms and conditions of DSUs previously granted under the DSU Plan if such amendment would materially adversely affect the rights of a participant. The only effect of a termination of the DSU Plan will be that, subject to the following, the award of additional DSUs will be discontinued as of a specific date and no new participants will be admitted to the DSU Plan thereafter.

No DSUs may be transferred, encumbered, pledged or alienated in any way other than by will or by the laws of succession, and subject to the terms of the DSU Plan.

If the Company will, at any time, issue Shares by way of dividend or other distribution, or effect a Share split or consolidation of the outstanding Shares, the number of DSUs in each participant’s DSU Bank will be proportionately adjusted to reflect such Share dividend, Share split or consolidation. In the case of any reclassification capital reorganization or other change of outstanding Shares (other than a change in par value or as a result of an issuance of Shares by way of dividend or other distribution or of a Share split or consolidation) or in case of any consolidation, amalgamation, merger, arrangement, or any business combination of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and does not result in any reclassification, capital reorganization or other change of outstanding Shares) or in case of any sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the Maxar Board of Directors will cause provision to be made to that the number of DSUs in each participant’s DSU Bank will be equivalent to the kind and amount of Share or other securities and property receivable upon such reclassification, capital reorganization or other change, consolidation, amalgamation, merger, business combination, sale or conveyance as would be received by a holder of Shares at the time of such reclassification, capital reorganization or other change, consideration, merger, sale or conveyance. See the section entitled “Director Compensation” for a further description of the DSU Plan.

Employee Share Purchase Plan

The purpose of the Employee Share Purchase Plan (the “ESPP”) is to encourage employees of the Company and its subsidiaries to invest in Shares, thereby sharing in the growth and success of the Company and its subsidiaries. The ESPP was established October 1, 2001 and has been approved by the shareholders. There are no options, warrants or rights issued under the ESPP. As of March 20, 2018, 174,748 Shares are available for grant under the ESPP, representing 0.31% of the issued and outstanding Shares. While insiders of the Company can participate in the ESPP, their participation is limited by the maximum amounts that may be contributed as provided in the ESPP.

All active, permanent full‑time or permanent part‑time employees who work at least 20 hours per week on a regular basis are allowed to be participants in the ESPP. Participants may elect to contribute up to 10% of their annual

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base salary, to a maximum of $20,000 annually, through payroll deductions or lump sum payments with all contributions to be applied to the purchase of Shares issued by the Company from treasury.

Shares are issued to participants at a price equal to 85% of the weighted average market price of the Shares on the TSX for the five trading days preceding an investment date. Participants own all Shares purchased for their accounts and may withdraw them periodically or place them in a registered retirement savings plan. The rights under the ESPP are personal to participants and may not be assigned by them. Participants are paid out their allocated Shares under the ESPP upon termination of their employment.

DigitalGlobe Equity Plan

The Employee Stock Option Plan (the “DigitalGlobe Equity Plan”) was assumed as a result of the DigitalGlobe Transaction, effective as of October 5, 2017. As of March 20, 2018, 528,205 remained reserved for issuance to holders of awards under the DigitalGlobe Equity Plan, representing 0.94% of the issued and outstanding Shares. No further awards shall be granted under the DigitalGlobe Equity Plan.

Annual Burn Rate

The table below sets out the burn rates of the awards, granted under the Company’s security based compensation arrangements for the three most recently completed fiscal years. The burn rate is calculated as the number of securities granted under the arrangements during the applicable fiscal year, divided by the weighted average number of securities outstanding for such period.

	2017 Burn Rate	2016 Burn Rate	2015 Burn Rate
2012‑2015 Plans	N/A	N/A	1.12%
2016 Plan	N/A	1.84%	2.67%
2017 Plan	0.69%	4.49%	N/A
Omnibus Plan	2.04%	N/A	N/A
DG Equity Plan	1.44%	N/A	N/A
DSU Plan	0.04%	0.02%	0.02%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of March 20, 2018, there was no outstanding indebtedness of current and former directors or officers of the Company and its subsidiaries, whether entered into in connection with the purchase of Shares of the Company or otherwise.

INTEREST OF INFORMED PERSONS AND OTHERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed herein.

None of the directors or executives officers of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries. As noted herein, certain directors of the Company were formerly directors of DigitalGlobe which the Company acquired in October 2017.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Company’s annual meeting of shareholders in 2019 and which such shareholders are entitled to request be included in the Management Proxy Circular for that meeting must be received at the Company’s principal executive offices at 1300 W. 120th Avenue, Westminster, Colorado 80234 not later than February 11, 2019.

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ADVANCE NOTICE FOR DIRECTOR NOMINATIONS

The Company’s articles provide that a shareholder may give notice to the Company of a director nomination so there is a clear and transparent process and all shareholders can be made aware of the nomination prior to a shareholder meeting in the event of a potential proxy contest, regardless of whether shareholders are planning to vote by proxy or attend the meeting in person. Such notice must be timely and must be made in proper form to the Company’s secretary at the Company’s principal executive offices in person or by facsimile. Additionally, the Company may require any proposed nominee to furnish such other information (including any written consent to act as a director) as may reasonably be required under the Business Corporations Act (British Columbia), applicable securities laws or the rules of the TSX and NYSE.

Any nominations and accompanying notes must be sent to the Company’s secretary not later than the close of business on the thirtieth (30th) day before the date of the annual meeting of shareholders and it must comply with the article requirements to be eligible for presentation at the meeting. Nominations and accompanying notes may be sent to Corporate Secretary at 1300 W. 120th Avenue, Westminster, Colorado 80234.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company and its subsidiaries have Directors and Officers liability insurance coverage for both directors and officers as a group. The Company indemnifies, subject to applicable law, all directors and officers and is liable in respect of directors and officers for the deductible. Premium payments totaling $1,248,668 were made by the Company for the period June 1, 2017 to June 1, 2018.

APPROVAL

The contents and the distribution of this Circular have been unanimously approved by the Maxar Board of Directors.

(Signed) Michelle Kley

Michelle Kley

Senior Vice President, General Counsel and Corporate Secretary

March 23, 2018

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Schedule A — Mandate of the Maxar Board of Directors

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors of the Company is responsible for the stewardship of the Company and satisfies its legal responsibility to “manage or supervise the management” of the business, in the interest of shareholders, by proxy, through the President and Chief Executive Officer.

The Board, under the leadership of the Chair, has expressly acknowledged its stewardship role in:

•	Appointment, remuneration and succession of senior management.
•	Strategic planning.
•	Identification and monitoring of the principal risks of the Company’s business.
•	Monitoring and evaluating internal controls and management information systems.
•	Reviewing systems and policies for effective and timely communications.

In addition to the preceding, and its statutory duties, the Board also considers:

(a)	All matters to be submitted to shareholders for approval.
(b)	Filling vacancies on the Board.
(c)	Issuing of all corporate securities and approval of all related underwriting or sales agency agreements.
(d)	Repurchase of the Company’s own shares.
(e)	Borrowing of funds.
(f)	Payment of dividends.
(g)	The making of capital and maintenance expenditures over certain threshold amounts.

The Board also manages its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the Board, evaluating its own performance and determining director compensation.

The Board reviews its structure and mandate, and those of the committees of the Board, on a regular basis.

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